AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

PRELIMINARY OFFERING CIRCULAR

10,000,000 Shares of Class A common stock ($10,000,000)

The date of this Preliminary Offering Circular is September 20, 2016

We are following the Offering Circular format prescribed by Part II of Form 1-A.

We are offering 10,000,000 shares of Class A common stock. See “Plan of Distribution” and “Securities Being Offered” for a description of our capital stock.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

There is currently no trading market for our common stock.

These are speculative securities. Investing in our shares involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 3.

	Price to Public	Underwriting discounts and commissions (1)	Proceeds to issuer (2)	Proceeds to other persons (3)
Per share:	$1.00	$0.00	$0.70	$0.30
Total	$10,000,000	$0.00	$7,000,000	$3,000,000

(1)	The shares will be offered on a “best-efforts” basis by our officers, directors and employees, and we do not intend to use commissioned sales agents or underwriters.
(2)

Does not include expenses of the offering, including costs of blue sky compliance, legal fees, accounting fees, fees to be paid to FundAmerica, LLC for certain administrative services to be provided in connection with this offering, fees paid to Provident Trust Group, LLC for certain escrow services and costs of posting offering information on StartEngine Crowdfunding, Inc., estimated to be $230,000 in the aggregate. For more information about the expenses of this offering, please see the section entitled, “Plan of Distribution and Selling Securityholders.”

(3)

Represents estimated net proceeds to certain selling securityholders, including our Chief Executive Officer, Arie Trouw, who plan to sell up to 30% of the 10,000,000 shares of Class A common stock offered in this offering. For more information about Mr. Trouw’s equity holdings in the Company, including his and other selling securityholders’ intention to sell certain shares of Class A common stock in this offering, please see the section entitled, “Plan of Distribution and Selling Securityholders.”

The United States Securities and Exchange Commission (the “Commission”) does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

Arie Trouw

Chief Executive Officer

XY - the Findables Company

1133 Columbia Street #205

San Diego, CA 92101

(760) 994-9537

http://www.xyfindit.com/

Copies to:

Amit Singh, Esq.

Kelsey Chase, Esq.

Stradling Yocca Carlson & Rauth, P.C.

4365 Executive Drive, Suite 1500

San Diego, CA 92121

(858) 926-3000

OFFERING SUMMARY

The following summary highlights selected information contained in this Offering Circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this Offering Circular, including, but not limited to, the risk factors beginning on page 6. Unless the context indicates otherwise, as used in this Offering Circular, the terms “XY,” “we,” “us,” “our” and the “Company” refer to XY - the Findables Company, a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

Our Company

XY - the Findables Company (“XY” or the “Company”), is a corporation organized under the laws of the State of Delaware. On May 27, 2016 we converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. Our principal executive offices are located at 1133 Columbia Street #205 San Diego, California 92101, and our telephone number is (760) 994-9537. Our website address is http://www.xyfindit.com/. The information contained on, or that can be accessed through, our website is not a part of this Offering Circular. Investors should not rely on any such information in deciding whether to purchase shares of our Class A common stock. We have included our website address in this Offering Circular solely as an inactive textual reference.

This Offering

Securities offered	10,000,000 shares of Class A common stock ($10,000,000)

Common stock outstanding before the offering (1)	32,670,627 shares

Common stock outstanding after the offering (1)(2)	42,670,627 shares

Use of proceeds	The net proceeds of this offering will be used primarily for general corporate purposes, including working capital.

Risk factors

Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this Offering Circular.

(1)

Includes both shares of Class A common stock and Class B common stock but does not include 1,677,700 shares of Class A common stock issuable upon exercise of outstanding options held by certain employees and other service providers of the Company as of May 31, 2016 .

(2)	Assumes the sale of 10,000,000 shares of Class A common stock.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this Offering Circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We have a limited operating history and are focused on growth.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. XY was formed in 2012 as a limited liability company organized under the laws of the State of Delaware under the name “Ength Degree LLC” and we have not yet reached annual profitability and may never reach such profitability. Currently we are focused on growth through expanding our product line, technology, and marketshare, including bringing our XY 3 and XY GPS products to market and expanding our marketing and sales efforts around those products. For more information about our corporate history, please see the section entitled “Business.” We intend in the longer term to derive substantial revenues from the sales of XY3, XY GPS and the rest of our Findable™ product line. XY GPS is in development and we do not expect to start delivering it to customers until June 2016 at the earliest.

We depend on sales of our findable devices for substantially all of our revenue, and any decrease in the sales of these products would harm our business.

To date, substantially all of our revenue has been derived from sales of our findable devices and we expect to continue to derive the substantial majority of our revenue from sales of such devices for the foreseeable future. As used in this offering statement, a “findable device” means a small device that uses one of many technologies, including Bluetooth, Cellular, GPS, NFC, or other technologies, that, when attached to a mundane item allows that item to be located and tracked with a smartphone or other remote device.

A decline in the price of these products, whether due to macroeconomic conditions, competition or otherwise, or our inability to increase sales of these products, would harm our business and operating results. Any decrease in the sales of our findable devices would harm our business. While we are evaluating other products and services to add to our offerings and may execute on such opportunities, we expect sales of findable devices to represent a substantial portion of our revenue for the foreseeable future. As a result, our future growth and financial performance will depend heavily on our ability to develop and sell enhanced versions of our findable devices. If we fail to deliver product enhancements, new releases or new products that our customers want, our business and results of operations would be harmed.

Our independent registered public accounting firms’ reports on the Company’s financial statements questions the Company’s ability to continue as a going concern.

The Company’s independent registered public accounting firm’s report on the Company’s financial statements for the years ended December 31, 2015 and 2014 expresses doubt about the Company’s ability to continue as a going concern. The report includes an explanatory paragraph stating that the Company has suffered recurring losses, used significant cash in support of its operating activities and, based on its current operating levels, requires additional capital or significant restructuring to sustain its operation for the foreseeable future. There is no assurance that the Company will be able to obtain sufficient additional capital to continue its operations and to alleviate doubt about its ability to continue as a going concern. If the Company obtains additional financing, such funds may not be available on favorable terms and likely would entail considerable dilution to existing stockholders. Any debt financing, if available, may involve restrictive covenants that restrict the Company’s ability to conduct its business. It is extremely remote that the Company could obtain any financing on any basis that did not result in considerable dilution for stockholders. Inclusion of a “going concern qualification” in the report of the Company’s independent accountants or in any future report may have a negative impact on its ability to obtain debt or equity financing and may adversely impact its stock price. For more information about the Company’s ability to continue to operate as a going concern, please see Note 2 to our Consolidated Financial Statements.

It is anticipated that we will experience an increase in operating costs prior to the launch of XY GPS.

To bring XY GPS to market, we anticipate spending approximately $1.1 million on development, tooling, initial manufacturing, business development and marketing costs. However, such costs may end up being higher than anticipated. We expect that many of these costs will be fixed for a product launch and then recovered by sales volume in the months that follow.

As the market for findable devices grows, the marketing and advertising costs required to stay competitive will grow accordingly. If we are unable to maintain our margins to generate additional funds to continue marketing, our sales channels could lose efficiency.

To maximize margins, XY must compete on features and product quality over price point. If we lose our competitive edge in respect of features and product quality, we may be forced to compete strictly on price and marketing only, which may greatly decrease our margins and our business prospects could be substantially harmed.

If we are unable to continue to produce our devices at a low cost, our customers may choose to forgo purchasing our findable devices altogether.

The cost of manufacturing our XY devices requires the sale of a substantial volume of such devices in order to reduce the cost of goods sold and increase our margins. If we cannot maintain the sale of sufficient volume to remain competitive, then our manufacturing costs will increase relative to our competitors’ manufacturing cost, making it difficult to compete. Additionally, world market conditions or not mitigating domestic and international taxes and tariffs may significantly increase our cost of goods sold and adversely affect our competitive position with respect to the competition.

We expect that the point at which we can attain sustainable margins over our cost of goods sold is when we sell at least 100,000 units per year for any one of our devices. In addition, as tooling costs are greater for XY GPS as compared to our other devices, the failure to sell substantial volume of XY GPS may adversely affect our operating results and overall financial condition.

We will require substantial additional financing to market and promote XY3 and XY GPS, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our commercialization efforts, product development or other operations.

Since our inception and as of April 30, 2016, we have invested approximately $1.1 million in the research, development and production of XY1, XY2, and XY3, as well as related technologies, which will continue to require substantial funds. We have funded our operations primarily through a Kickstarter Campaign, which has raised approximately $200,000 as of May 31, 2016, proceeds resulting from certain promissory notes issued under a credit agreement with our Chief Executive Officer, Arie Trouw, of approximately $3.4 million, which notes were converted into shares of our Class B common stock, and sales of XY1 and XY2. We believe that we will continue to expend substantial resources for the foreseeable future for the commercialization of XY3 and XY GPS and the development of Bluetooth, NFC, 3G and GPS findable technologies. These expenditures will include costs associated with marketing and selling any products approved for sale, manufacturing and complying with applicable regulations. We cannot estimate with reasonable certainty the actual amounts necessary to successfully complete the development and commercialization of XY3, XY GPS or the rest of the product line.

We may have difficulty in accurately predicting our future customer demand which could adversely affect our operating results.

To ensure adequate inventory supply and meet the demands of our retailers and distributors, we must forecast inventory needs and place orders with our contract manufacturers and component suppliers based on our estimates of future demand for particular products. We recently began producing our products in substantial volumes, and we have experienced rapid growth. We may be unable to meet customer, retailer or distributor demand for our products or may be required to incur higher costs to secure the necessary production capacity and components. We could also overestimate future sales of our products and risk carrying excess product and component inventory. Further, our ability to accurately forecast demand for our products could be affected by other factors, including product introductions by competitors, unanticipated changes in general market demand, macroeconomic conditions or consumer confidence. If we fail to continue to develop the infrastructure that enables us to accurately forecast customer demand for our products, our business and operating results could be adversely affected.

To remain competitive and stimulate customer demand, we must successfully manage frequent product introductions and transitions.

We believe that we must continually develop and introduce new products, enhance our existing products and effectively stimulate customer demand for new and upgraded products. Our research and development efforts are complex and require us to incur substantial research and development expense, and we anticipate that research and development expense will increase in the future. We may not be able to achieve an acceptable returns, if any, on our research and development efforts. Further, any failure to complete product transitions effectively could harm our brand. The success of new product introductions depends on a number of factors including, but not limited to, timely and successful research and development, market and customer acceptance, the effective forecasting and management of product demand, purchase commitments and inventory levels, the management of manufacturing and supply costs, and the risk that new products may have quality or other defects in the early stages of introduction.

We operate in a highly competitive market. If we do not compete effectively, our prospects, operating results and financial condition could be adversely affected.

The findable device market is highly competitive, with companies offering a variety of competitive products and services. We expect competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that are potentially more competitive than our products and services. The findable device market has a multitude of participants, including specialized consumer electronics companies, such as Tile, Inc. (“Tile”) and TrackR, Inc. (“TrackR”). In addition, many large, broad-based consumer electronics companies either compete in our market or adjacent markets or have announced plans to do so, including Garmin Ltd. Our competitors and potential competitors may also be able to develop products or services that are equal or superior to ours, achieve greater market acceptance of their products and services, and increase sales by utilizing different distribution channels than we do. Some of our competitors may aggressively discount their products and services in order to gain market share, which could result in pricing pressures, reduced profit margins, lost market share or a failure to grow market share for us. If we are not able to compete effectively against our current or potential competitors, our prospects, operating results and financial condition could be adversely affected.

Historically we have depended on a limited number of customers for a significant percentage of our revenue and the loss of a major customer could adversely affect on our financial condition.

A limited number of customers comprised approximately 42% of the Company’s sales for the year ended December 31, 2015; however, there were no such sales concentrations for the year ended December 31, 2014. The loss of one or more of such major customers may cause our revenue to fluctuate from quarter to quarter and is therefore difficult to estimate, and any cancellation of orders or any acceleration or delay in anticipated product purchases or the acceptance of shipped products by our larger customers could materially affect our revenue and results of operations. We may be unable to sustain or increase our revenue from our larger customers or offset the discontinuation of concentrated purchases by our larger customers with purchases by new or existing customers. We expect that such concentrated purchases will continue to contribute materially to our revenue for the foreseeable future and that our results of operations may fluctuate materially as a result of such larger customers’ buying patterns. The loss of such customers, or a significant delay or reduction in their purchases, could materially harm our business, financial condition, results of operations and prospects.

If we are unable to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

Our success depends on our ability to anticipate and satisfy consumer preferences in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Consumers may decide not to purchase our products and services as their preferences could shift rapidly to different types of findable devices or away from these types of products and services altogether, and our future success depends in part on our ability to anticipate and respond to shifts in consumer preferences. In addition, our newer products and services that have additional features, such as 3G and GPS, may have higher prices than many of our earlier products and the products of some of our competitors, which may not appeal to consumers or only appeal to a smaller subset of consumers. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our findable devices, which could result in decreased sales of our products and services and a loss in market share. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

If we are unable to expand our apps to new devices and third-party platforms, our business could be adversely affected.

The number of people who access online services through mobile phones and tablets offered by various third parties has increased dramatically in the past few years. As new devices and new third-party platforms are continually being released, it is difficult to predict the challenges we may encounter in developing new versions of our apps for use on these alternative devices and third-party platforms, and we may need to devote significant resources to the creation, support and maintenance of our apps on such devices and third-party platforms. If we are unable to successfully expand the devices and third-party platforms on which our services are available or if the apps that we create for alternative devices and third-party platforms are not compelling to our members or subscribers, our business will suffer.

Our growth depends in part on our penetrating additional consumer markets, and we may not be successful in doing so.

We believe that our future growth depends not only on continuing to reach a demographic, which includes users of Apple and Android products, women between the ages of 25 and 35, users of smartphones, as well as individuals who carry keys or key rings in their daily lives, but also on broadening our customer base to include a more diverse group of consumers seeking to protect and keep from becoming lost certain important and essential items in their daily lives. While we are investing in sales and marketing activities to reach this expanded market, we cannot be assured that we will be successful in doing so. If we are not successful in penetrating additional consumer markets, we might not be able to grow our market share and revenue.

If we do not effectively maintain and further develop our sales channels, including developing and supporting our retail sales channel, our business could be harmed.

As a consumer-facing company, we depend upon effective sales channels to reach the consumers who are the ultimate purchasers of our findable devices. In the United States, we primarily sell our products directly through a mix of online and physical retail channels, including Walmart (online only), BestBuy (online only), Brookstone, Sharper Image, Zulily, Birchbox, our own XY website, mid-market and specialty retailers, and we reach certain U.S. markets through distributors. In international markets, including Mexico, Denmark, Spain, the United Kingdom and other European countries, we primarily sell through distributors who in turn sell to local retailers. Our international sales currently account for approximately 5%-10% of our overall sales; however, in light of management’s belief that international demand for our products will grow, management expects that international sales will eventually climb to 50% of overall sales.

We depend on retailers to provide adequate and attractive space for our products and point-of-purchase (“POP”) displays in their online and physical stores. We further depend on our retailers to employ, educate and motivate their sales personnel to effectively sell our products, as well as maintain an adequate technical team to manage online purchases of our products. If our retailers do not adequately display our products, choose to promote competitors’ products over ours or do not effectively explain to customers the advantages of our products, our sales could decrease and our business could be harmed. Similarly, our business could be adversely affected if any of our large retail customers were to experience financial difficulties or change the focus of their businesses in a way that deemphasized the sale of our products.

If we do not effectively maintain and further develop our relationships with distributors, our business could be harmed.

We depend on our distributors to reach certain market segments in the United States and to reach our international retailers. Our distributors generally offer products from several different manufacturers. Accordingly, we are at risk that these distributors may give higher priority to selling other companies’ products. If we were to lose the services of a distributor, we might need to find another distributor in that area, and there can be no assurance of our ability to do so in a timely manner or on favorable terms. Further, our distributors build inventories in anticipation of future sales, and if such sales do not occur as rapidly as they or we anticipate, our distributors will decrease the size of their future product orders and may return any unsold inventory in exchange for the original purchase price. We are also subject to the risks of our distributors encountering financial difficulties, which could impede their effectiveness and also expose us to financial risk if they are unable to pay for the products they purchase from us. Any reduction in sales by our current distributors, loss of key distributors or decrease in revenue from our distributors could adversely affect our revenue, operating results and financial condition.

We rely on a limited number of suppliers, contract manufacturers, and logistics providers, and each of our products is manufactured by a primary contract manufacturer.

We rely on a limited number of suppliers, contract manufacturers, and logistics providers. In particular, we use contract manufacturers located in China, and each of our products currently are manufactured by a primary contract manufacturer, Factory Method, LLC (“Factory Method”), a company based in the United States with operations in China. Factory Method is our primary contract manufacturer of the majority of our devices; however, we also work with SMK Electronics Corporation (“SMK”), a company based in the United States with operations in Asia. Our reliance on major contract manufacturers for each of our products increases our risks since we do not currently have any alternative or replacement manufacturers. In the event of an interruption from a contract manufacturer, we may not be able to develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, these risks could materially and adversely affect our business if one of our contract manufacturers is impacted by a natural disaster or other interruption at a particular location because each of our contract manufacturers produces our products from a single location. In addition, some of our suppliers, contract manufacturers and logistics providers may have more established relationships with our competitors and potential competitors, and as a result of such relationships, such suppliers, contract manufacturers and logistics providers may choose to limit or terminate their relationship with us.

If we experience significantly increased demand, or if we need to replace an existing supplier, contract manufacturer, or logistics provider, we may be unable to supplement or replace such supply, contract manufacturing, or logistics capacity on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. For example, for certain of our products, it may take a significant amount of time to identify a contract manufacturer that has the capability and resources to build the product to our specifications in sufficient volume. Identifying suitable suppliers, contract manufacturers and logistics providers is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any key supplier, contract manufacturer or logistics provider could adversely impact our revenue and operating results.

We have limited control over our suppliers, contract manufacturers and logistics providers, which subjects us to significant risks, including the potential inability to obtain or produce quality products on a timely basis or in sufficient quantity.

Currently, Factory Method is our only manufacturer for XY3, and if Factory Method or one of its subcontractors fails to deliver or perform under the terms and conditions of our agreement with Factor Method, we would be forced to source manufacturing services elsewhere which could delay our ability to sell our products, thereby adversely impacting our revenue and operating results. We expect to engage other manufacturing partners during the next two years to diversify our exposure to a single manufacturer and reduce the risk of delayed manufacturing and supply chain processes.

Any material disruption of our information systems could adversely affect our operating results.

We are increasingly dependent on information systems to operate our smartphone application, ecommerce website, process transactions, respond to customer inquiries, manage our supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems, system failures, viruses, computer “hackers” or other causes, could cause delays in our supply chain or cause information, including data related to customer orders, to be lost or delayed which could result in delays in the delivery of merchandise to our stores and customers or lost sales, especially if the disruption or slowdown occurred during the holiday season. Any of these events could reduce demand for our products, impair our ability to complete sales through our ecommerce channels and cause our revenue to decline. If changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our growth, we could lose customers or our business and operating results could be adversely affected.

Changes in the government regulation of our wireless location products or wireless carriers could harm our business.

Our products, wireless carriers and other components of the communications industry are subject to domestic government regulation by the Federal Communications Commission (the “FCC”), as well as state agencies and through the availability of statutory damages and class action lawsuits for violations of applicable laws. Moreover, we expect that many of our users will carry and use our devices (including the XY smartphone application) on airplanes, including using our devices to help locate luggage. While management currently does not believe that our devices (including the XY smartphone application) will interfere with everyday air travel or violate any federal regulations of the Federal Aviation Authority (the “FAA”), the FAA has broad authority to address airline safety issues, including regulating the items that can be carried aboard and used on an airplane, which may include our devices.

With respect to our business outside of the United States, we primarily are regulated by the European Commission and other international regulatory bodies. If we are unable to satisfy all of the regulations of the FCC or any other regulatory body, we could be prevented from releasing one or more of our products, which could materially and adversely affect our future revenues. In addition, any delay in obtaining FCC and other regulatory approval could likewise have a negative impact on our business and on our relationships with our customers. These regulatory bodies could enact regulations that affect our products or the service providers which distribute our products, such as limiting the scope of the service providers’ market, capping fees for services provided by them or imposing communication technology standards which impact our products. The scope and interpretation of the laws are continuously evolving and developing and if we fail to comply with these laws or regulations or if we become liable under these laws or regulations, we could be harmed by incurring substantial litigation costs or paying adverse judgments or rulings, and we may be forced to implement new marketing methods, which may be costly or ineffective.

Any material disruption of our software systems could adversely affect our operating results.

We are heavily reliant on our software-as-a-service, or SaaS, enterprise resource planning systems to conduct our order and inventory management and financial processes. As we expand our operations, we expect to utilize additional systems and service providers that may also be essential to managing our business. Although the systems and services that we require are typically available from a number of providers, it is time consuming and costly to qualify and implement these relationships. Therefore, our ability to manage our business would suffer if one or more of our providers suffer an interruption in their business, or experience delays, disruptions or quality control problems in their operations, or we have to change or add systems and services. We may not be able to control the quality of the systems and services we receive from third-party service providers, which could impair our ability to implement appropriate internal controls over financial reporting and may impact our business, operating results and financial condition.

Our products depend on continued availability of GPS and cellular wireless telecommunications systems.

Our products use existing GPS and cellular wireless telecommunications systems to identify the position of our products. Any temporary or permanent change in the availability of these systems, or any material change in the existing infrastructure and our ability to access those systems, could harm customer goodwill, result in increased systems failures requiring repairs and delay our customer responsiveness to related issues, which in turn would materially and adversely affect our business, operating results and financial condition. In addition, although our devices currently run on a 2G network, we expect that all of our devices will operate on a 3G network within five years. At such time, we expect to allow users with 2G –enabled devices to upgrade to a 3G network at a discounted rate.

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or we could experience greater product returns from retailers than expected, which could harm our business and operating results.

We generally provide a one year warranty on all of our products, except in countries in the European Union, where we provide a two year warranty on all of our products. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease retailer, distributor and customer demand, and adversely affect our operating results and financial condition. Also, while our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

In addition, currently we offer a 100% satisfaction guarantee on all of our products to enhance our customer goodwill. If a substantial amount of our customers are not satisfied with our products and opt for refunds, our business, including our operating results and financial condition, could be harmed, and we may be forced to implement new marketing methods, which may be costly or ineffective. Also, if we decide to change our 100% satisfaction guarantee offering, our customer goodwill may be harmed which could adversely impact our and operating results and marketing strategy.

Failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brands.

We currently rely on patent, trademark, copyright and trade secret laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Our success and ability to compete depend, in part, on our ability to protect our intellectual property, including our proprietary technology, products and our brands. If we are unable to protect our proprietary rights adequately, our competitors could use the intellectual property we have developed to enhance their own products and services, which could harm our business.

In order to monitor and protect our intellectual property rights, we may be required to expend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property, or require us to pay costly royalties. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our business and operating results.

We received a cease and desist letter from Tile related to certain claims of infringement of Tile’s website intellectual property and unfair competition.

On May 16, 2016, we received a cease and desist letter from Tile, one of our main competitors, related to claims that we have infringed on the intellectual property rights with respect to Tile’s website and our advertising methods amount to unfair competition. While management strongly disagrees with the claims set forth in the letter and will vehemently defend such claims on behalf of the Company, settlements or judgments involving a controversy with Tile could limit our ability to conduct business, which could increase our cost of doing business and limit our prospects for future growth.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent, trademark, copyright, trade secret and other intellectual property development activity in our industry. Our success depends, in part, on our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our technology or software solutions. From time to time, our competitors or other third parties may claim that we are infringing upon their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or software solutions. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages, settlement costs or ongoing royalty payments, require that we comply with other unfavorable license and other terms, or prevent us from offering our software solutions in their current form. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the attention of our management and key personnel from our business operations and harm our operating results.

The name “XY” may be deemed generic and may not be protected by our intellectual property rights and we may become subject to claims for alleged infringement of third party trademark rights related to such name.

If we are not successful in arguing that there is no likelihood of confusion between our marks and the marks that are the subject of the other applications or registrations owned by third parties, our trademark applications may be denied, preventing us from obtaining trademark registrations and adequate protection for our marks in the relevant jurisdictions, which could impact our ability to build our brand identity and market our products and services in those jurisdictions. In addition, third parties may claim that the use of “XY” in our business infringes their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in the United States or other jurisdictions.

Even in those jurisdictions where we are able to register our trademarks, competitors may adopt or apply to register similar trademarks to ours, may register domain names that mimic ours or incorporate our trademarks, or may purchase keywords that are identical or confusingly similar to our brand names as terms in Internet search engine advertising programs, which could impede our ability to build our brand identity and lead to confusion among potential customers of our products and services. If we are not successful in proving that we have prior rights in our marks and arguing that there is a likelihood of confusion between our marks and the marks of these third parties, our inability to prevent these third parties from continuing to use our marks or confusingly similar marks may negatively impact the strength, value and effectiveness of our brand names and our ability to market our products and prevent consumer confusion.

The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our products, services, technologies and designs adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position.

To protect or enforce our intellectual property rights, we may initiate proceedings or litigation against third parties in countries within Asia, Europe and the United States. Such proceedings or litigation may be necessary to protect our trade secrets or know-how, products, technologies, designs, brands, reputation, likeness, authorship works or other intellectual property rights. Such proceedings or litigation also may be necessary to determine the enforceability, scope and validity of the proprietary rights of others. Any proceedings or lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Additionally, we may provoke third parties to assert claims against us. These claims could invalidate or narrow the scope of our own intellectual property rights. We may not prevail in any proceedings or lawsuits that we initiate and the damages or other remedies awarded, if any, may be commercially valueless. The occurrence of any of these events may adversely affect our business, financial condition and operating results.

We are highly dependent on our Chief Executive Officer.

Our future success depends in significant part on the continued service of our Chief Executive Officer, Arie Trouw. Mr. Trouw is critical to the strategic direction and overall management of our company as well as our research and development process. Mr. Trouw is an at-will employee and there are no vesting restrictions on any of the shares of Class B common stock that he owns. The loss of Mr. Trouw could adversely affect our business, financial condition and operating results.

We depend on key personnel to operate our business. If we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

In addition to the continued services of Mr. Trouw, we believe that our future success is highly dependent on the contributions of our other executive officers, as well as our ability to attract and retain highly skilled and experienced sales, research and development and other personnel in the United States and abroad.

All of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. If one or more of our executive officers or key employees leaves, we may not be able to fully integrate new personnel or replicate the prior working relationships, and our operations could suffer. Qualified individuals are in high demand, and we may incur significant costs to attract them. Many of the companies with which we compete for experienced personnel have greater resources than we do. Competition for qualified personnel is particularly intense in Southern California and the West Coast in general, where our headquarters are located. If we are unable to attract and retain highly skilled personnel, we may not be able to achieve our strategic objectives, and our business, financial condition and operating results could be adversely affected.

An economic downturn or economic uncertainty in our key markets may adversely affect consumer discretionary spending and demand for our products.

Our products are discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general market conditions, macroeconomic conditions and other factors such as consumer confidence, the availability and cost of consumer credit, levels of unemployment and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may not reach our sales targets, or may decline, when there is an economic downturn or economic uncertainty. Our sensitivity to economic cycles and any related fluctuation in consumer demand could adversely affect our business, financial condition and operating results.

Consumers may be injured while using our products to find their personal items, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results and financial condition.

Consumers use our products, including our electronic smartphone application, to assist them in finding items of personal property that are lost or missing, which may carry the risk of significant injury. We may be subject to claims if consumers are injured while using our products, including our electronic smartphone application. Although we maintain insurance to help protect us from the risk of any such claims, such insurance may not be sufficient or may not to apply to all situations. In addition, lawmakers or governmental agencies may pass laws or adopt regulations that limit the use of our products or increase our liability associated with the use of our products. Any of these events could adversely affect our brand, operating results or financial condition.

We collect, store, process, and use personal information and other customer data, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and any security breaches or our actual or perceived failure to comply with such legal obligations could harm our brand and our reputation in the marketplace.

Changing regulations and laws governing the Internet, data privacy, data protection and ecommerce transactions (including taxation, pricing and electronic communications) could impede the growth of our ecommerce business, increase our cost of doing business and limit our ability to collect and use information collected from our customers. Further, new regulations limiting our ability to collect, use and disclose customer data, or imposing additional requirements with respect to the retention and security of customer data, could limit our marketing activities and could adversely affect our business and financial condition.

In our ecommerce services, we process, store and transmit customer data. We also collect customer data through certain marketing activities. Failure to prevent or mitigate data loss or other security breaches, including breaches of our vendors’ technology and systems, could expose us or our customers to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us and otherwise harm our business. Further, we are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, ecommerce and electronic devices. Existing and future laws and regulations, or new interpretations of these laws, may adversely affect our ability to conduct our ecommerce business.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. We cannot be certain that our controls over financial reporting will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the price of our stock.

A portion of the proceeds raised from this offering will be distributed to Arie Trouw and certain other selling securityholders.

Certain of our stockholders, including our Chief Executive Officer, Arie Trouw, will sell in the aggregate up to approximately $3 million of shares of Class A common stock in this offering. As a result, the net proceeds to the Company from the sale of shares of Class A common stock sold in this offering will be reduced by such amount. For more information about certain selling securityholders, please see the section of this Offering Circular entitled, “Plan of Distribution and Selling Securityholders.”

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

We have to keep up with rapid technological change to remain competitive.

Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance and reliability of our services. Our failure to adapt to such changes would harm our business. New technologies could adversely affect us. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.

Catastrophic events or political instability could disrupt and cause harm to our business.

Our headquarters is located in San Diego, California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, act of terrorism or other catastrophic event in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed.

Our key manufacturing, supply and distribution partners have global operations in China, as well as the United States. Political instability or catastrophic events in any of those countries could adversely affect our business in the future, our financial condition and operating results.

RISKS RELATED TO THE SECURITIES BEING OFFERED

There has been no prior market for our Class A common stock, our stock price may be volatile or may decline regardless of our operating performance, an active public trading market may not develop or be sustained following this offering, and you may not be able to resell your shares at or above the public offering price.

There has been no public market for our Class A common stock prior to this offering. If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the initial offering price. An active market for our Class A common stock may not develop upon the closing of this offering or, if it does develop, it may not be sustainable. The trading prices of the securities of companies that have offered their securities to the public have historically been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control.

The dual class structure of our common stock will have the effect of concentrating voting control primarily with our Chief Executive Officer, as well as directors and other employees; this will limit or preclude your ability to influence corporate matters and may make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Our Class B common stock has 10 votes per share and our Class A common stock, which is the stock we are offering in this offering, has 1 vote per share. Stockholders who hold shares of Class B common stock will hold more than 90% of the voting power of our outstanding capital stock following this offering. Our executive officers and directors and their affiliates will hold more than 90% of the outstanding voting power, with Mr. Trouw, our Chief Executive Officer, holding approximately 83% of the outstanding voting power, and, therefore, assuming no material sales of such shares, they will be able to control all matters submitted to our stockholders, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future and may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. As a result, the market price of our Class A common stock could be adversely affected.

Holders of shares of our Class A common stock must vote their shares to approve of certain future events if stockholders representing 51% of the voting right represented by the Company’s shares approve of such events.

Each purchaser of shares of our Class A common stock will become subject to our Bylaws filed herewith as Exhibit 2.2 and execute a Subscription Agreement, the form of which is filed herewith as Exhibit 4.1. Pursuant to the terms and conditions of the Subscription Agreement, shares of our Class A common stock will be subject to, among other restrictions in our Bylaws, a drag-along provision that allows holders of at least 51% of the voting rights represented by the outstanding capital stock of the Company who approve certain major transactions to require that all holders of Class A common stock of the Company approve the same.

Such major transactions that are subject to drag-along rights in our Bylaws include (a) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company and (b) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any equity acquisition, reorganization, merger or consolidation but excluding any sale of equity for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent).

While management believes that subjecting shares of our Class A common stock to drag-along rights, among other restrictions, will result in a more liquid market for our shares and ultimately allow the stockholders to realize the maximum value of the Company in a sale of the Company context, such restrictions limit the actual voting power that holders of Class A common stock will have with respect to stockholder decisions related to a sale of the Company. As a result of such diminished voting power and other restrictions, the market price for our Class A common stock could be adversely affected. The foregoing description of the Subscription Agreement and Bylaws and the rights pertaining to shares of our Class A common stock are qualified entirely by reference to the Bylaws and Subscription Agreement filed herewith as Exhibit 2.2 and Exhibit 4.1, respectively.

Provisions in our charter documents and in Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our Certificate of Incorporation and Bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

Our Certificate of Incorporation provides for a dual class common stock structure in which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

• Our Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain actions involving the Company shall be Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware). Additionally, our Bylaws provide that any disputes, claims or controversies brought by or on behalf of any stockholder of the Company shall be resolved through binding and final arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association.

• Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

• Our Certificate of Incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.

• Advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

• Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us or limit the value of our common stock.

• Shares of our common stock are subject to certain restrictions including drag-along restrictions and a right of first refusal in favor of the Company with respect to certain proposed transfers. Drag-along rights enable stockholders holding a majority of the voting power of the Company to force minority stockholders to join in certain major transactions (as discussed above and in the Bylaws and Subscription Agreement filed herewith as Exhibit 2.2 and Exhibit 4.1, respectively). In addition, the Company maintains a right of first refusal with respect to certain proposed transfers of Company securities by its stockholders. The right of first refusal forces any stockholders who propose to transfer their equity securities to provide written notice to the Company of any such potential transfers, which allows the Company time to evaluate if it wants to purchase the equity securities. The foregoing description of the drag-along rights and rights of first refusal pertaining to shares of our common stock are qualified entirely by reference to the Bylaws and Subscription Agreement filed herewith as Exhibit 2.2 and Exhibit 4.1, respectively.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds that we receive from this offering, including applications for working capital, possible acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities analysts do not publish research or publish inaccurate or unfavorable research about our business, our valuation could decline.

The trading market, if any, for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently do not have and may never obtain research coverage by securities analysts. If no securities analysts commence coverage of our company, the price for our stock would be negatively impacted. If one or more analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price to decline.

Our Class A common stock would be subject to the “Penny Stock” rules of the Securities and Exchange Commission if it were publicly traded and may be difficult to sell.

Our shares of Class A common stock may be deemed “penny stocks” because the price per share of our Class A common stock currently is less than $5.00 and such shares are not registered on a national securities exchange or listed on an automated quotation system sponsored by a registered national securities association, pursuant to Rule 3a51-1(a) under the Securities Exchange Act of 1934.

For transactions covered by the Commission’s “penny stock” rules, broker-dealers must provide certain information to prospective investors, make a special suitability determination for the purchase of such securities and have received the investor’s prior written consent to the respective transaction. In addition, broker-dealers must deliver, prior to any transaction in a penny stock, a standardized risk disclosure document as prescribed by the Commission relating to the penny stock market, which sets forth the basis on which the broker-dealer made the suitability determination and that the broker-dealer received a signed, written agreement from the investor prior to the transaction. Subsequent to a transaction in a penny stock, the broker-dealer will be required to deliver monthly or quarterly statements containing specific information about the penny stock. Generally, broker-dealers may be less willing to execute transactions in securities subject to the penny stock rules, which may make it more difficult for investors to sell shares of our Class A common stock and cause a decline in the market value of our stock. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading markets and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse, according to SEC Release No. 34-29093. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our shares of Class A common stock. The occurrence of these patterns or practices could increase the volatility of the price of our Class A common stock.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A common stock if the market price of our Class A common stock increases.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution in the net tangible book value per share after giving effect to this offering of $0.78 as of May 31, 2016, based on an assumed public offering price of $1.00 per share, because the price that you pay will be substantially greater than the net tangible book value per share of the Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier stockholders paid substantially less than the public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase Class A or Class B common stock under our equity incentive plans or under equity awards granted outside our equity incentive plan, if we issue Class A or Class B common stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our capital stock. See “Dilution” for further information.

The elimination of monetary liability against our directors, officers and employees under Delaware law and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our Bylaws contain specific provisions that eliminate the liability of our directors for monetary damages to our company and stockholders, and permit indemnification of our directors and officers to the extent allowed by Delaware law. We may also have contractual indemnification obligations with our officers and directors under employment agreements, indemnification agreements and/or board member agreements. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and stockholders.

DILUTION

If you invest in our shares of Class A common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our capital stock after this offering. Our net tangible book value as of December 31, 2015 was $(2,389,000), or $(0.10) per share of outstanding common stock. Without giving effect to any changes in the net tangible book value after December 31, 2015 other than the sale of 10,000,000 shares in this offering at the offering price of $1.00 per share in connection with this offering, our pro forma net tangible book value as of December 31, 2015 was $7,611,000 or $0.22 per share of outstanding capital stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our shares in this offering and the net tangible book value per share of our capital stock immediately afterwards. This represents an immediate increase of $0.32 per share of capital stock to existing stockholders and an immediate dilution of $0.78 per share of common stock to the new investors, or approximately 78% of the assumed public offering price of $1.00 per share. The following table illustrates this per share dilution:

Offering
Initial price to public	$1.00
Net tangible book value as of December 31, 2015	$(2,389,000)
Increase in net tangible book value per share attributable to new investors	$0.32

As adjusted net tangible book value per share after this offering	$7,611,000
Dilution in net tangible book value per share to new investors	$0.78

The following table summarizes the differences between the existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid, and the average price per share paid:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	24,210,891	70.8%	1,450,000	12.7%	$0.06
New investors(2)	10,000,000	29.2%	10,000,000	87.3%	$1.00

Total(3)	34,210,891	100.0%	11,450,000	100.0%

(1)	All outstanding shares held by our existing stockholders are shares of the Company’s Class B common stock.
(2)	Shares offered to new investors in connection with this offering are shares of the Company’s Class A common stock.
(3)

The discussion and tables above do not give effect to the shares of common stock issuable upon the exercise of options to purchase 3,025,900 shares of Class A common stock of the Company; 8,418,951 shares of Class B common stock issued upon conversion of approximately $3,682,000 in aggregate principal amount and unpaid interest of our convertible notes; the purchase of 454,545 shares of Class B common stock by an existing stockholder; shares of common stock issuable upon exercise of a warrant to StartEngine Crowdfunding, Inc. (“StartEngine”) (by way of example, if 3,000 investors invest in this offering, then the Company is obligated to issue StartEngine a warrant to purchase 1,000,000 shares of Class A common stock); 150,000 shares of Class A common stock issuable upon exercise of a warrant held by Craig and Susanna Frownfelter, a copy of which is filed herewith as Exhibit 4.2. For a more detailed discussion about the actual shares subject to the StartEngine warrant, please see the section entitled, “Plan of Distribution and Selling Securityholders.”

Promissory Note

In connection with the conversion of the Company from a Delaware limited liability company to a Delaware corporation, (i) Arie Trouw, our Chief Executive Officer, converted approximately $3,460,145 of principal and interest underlying a series of promissory notes held by him into 7,957,468 shares of the Company’s Class B common stock, (ii) Craig and Susanna Frownfelter converted approximately $201,000 of principal and unpaid interest underlying a promissory note held by them into 461,483 shares of the Company’s Class B common stock, and (iii) Soraya Darabi, one of our directors, converted approximately $17,222 of principal and interest underlying a certain convertible promissory note held by her into 68,113 shares of the Company’s Class B common stock.

Sale of Shares of Class B common stock and Class A common stock warrant

On May 27, 2016, Craig and Susanna Frownfelter purchased an aggregate of 454,545 shares of the Company’s Class B common stock at a per share purchase price of $0.44 for an aggregate purchase price of $200,000. On August 12, 2016, Craig and Susanna Frownfelter purchased a promissory note in the aggregate principal amount of $150,000 and a warrant to purchase 150,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00, all pursuant to the terms and conditions of a note and warrant purchase agreement dated August 12, 2016.

May 2016 409A Valuation

Certain Company employees were issued options to purchase shares of the Company’s Class B common stock. With the intention of meeting the safe harbor requirements under Section 409A of the Internal Revenue Code of 1986, the Company engaged Center Point Business Valuations, LLC, an independent valuation company based in San Diego, to prepare a valuation report intended to meet the safe harbor requirements under Section 409A. On May 20, 2016, Center Point Business Valuations, LLC opined that the fair market value of the Company was $14 million.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

We are offering 10,000,000 shares of Class A common stock on a “best efforts” basis. We are not selling the shares through commissioned sales agents or underwriters. We will use our existing website, www.xyfindit.com, to provide notification of the offering. Persons who desire information will be directed to https://www.startengine.com/startup/xy-findables, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts. We will pay StartEngine Crowdfunding, Inc. $100 per investor that deposits funds into our designated escrow account and warrants to purchase shares of our Class A common stock, as more fully described below under the section entitled, “StartEngine Crowdfunding, Inc.”

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

In order to subscribe to purchase shares, a prospective investor must complete a Subscription Agreement, the form of which is filed herewith as Exhibit 4.1, and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investor’s most recently completed fiscal year are used instead. We currently have no arrangements for the return of funds to subscribers if all of the shares of Class A common stock offered hereunder are not sold. Subscription funds which are accepted will be deposited in our escrow account maintained by Provident Trust Group, LLC. We have no required minimum for this offering and therefore we may instruct Provident Trust Group, LLC to release funds held in escrow at any time.

We have engaged FundAmerica, LLC, a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA), to perform the following administrative functions in connection with this offering:

•	contact us and/or our agents, if needed, to gather additional information or clarification from investors;

•	advise us as to permitted investment limits for investors pursuant to Regulation A, Tier 2;

•	provide us with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions (e.g., for underage investors or anti-money laundering reasons);

•

serve as registered agent where required for state blue sky requirements, but in no circumstance will FundAmerica, LLC solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor; and

•	transmit the subscription information data to FundAmerica Stock Transfer, LLC, our transfer agent.

We will also pay FundAmerica, LLC a technology service fee of $7.50 for each subscription processed using the technology services provided by FundAmerica, LLC, related to the electronic execution of subscription agreements and applicable documentation.

As compensation for the escrow services listed above, we have agreed to pay Provident Trust Group, LLC:

•	$2 per domestic investor for the antimoney laundering checks;

•	$5 per investor as an accounting fee;

•	$500 to set up an escrow account through Provident Trust Group, LLC;

•	$25 per month for a monthly administration fee so long as the offering is being conducted;

•	$0.50, $10 and $15 per investor for processing incoming subscription funds by ACH, check or wire, respectively and $50 for all international wires;

•	$100 per hour for certain administrative services; and

•	$25 basis points on the total amount of funds remitted from our escrow account for management of such escrow account.

Provident Trust Group, LLC has not investigated the desirability or advisability of investment in the securities covered by this Offering nor has it approved, endorsed or passed upon the merits of purchasing such securities; and the name of Provident Trust Group, LLC has not and shall not be used in any manner in connection with the Offering of such securities other than to state that Provident Trust Group, LLC has agreed to serve as escrow agent for the limited purposes set forth in the Escrow Services Agreement, a copy of which is filed herewith as Exhibit 8.1.

Our employees are assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest and posted on XY websites. They also work with FundAmerica, LLC in developing the programming to be used for the actual investment process. They do not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered securities, except to gather additional information or clarification from persons who have subscribed to purchase securities on the startengine.com website.

StartEngine Crowdfunding, Inc.

The Company has entered into a Posting Agreement with StartEngine Crowdfunding, Inc. (“StartEngine”), a portal website that hosts public securities offerings, primarily those that are exempt from registration under Regulation A+ promulgated under Section 3(b) of the Securities Act of 1933, as amended. In consideration for hosting the public offering covered by this Offering Circular, including posting our Offering Circular, subscription documents and related materials on StartEngine.com, StartEngine will receive the following compensation from the Company, payable from the escrow account as subscription funds are deposited and accepted by Provident Trust Group, LLC and the Company.

1.	A cash payment of $100 per investor that deposits funds into the designated escrow account of the Company;

2.

Warrants to purchase a number of shares of Class A common stock determined by dividing (i) the product of (a) the number of individual investors and (b) $100 by (ii) 30% of the original issue price set forth in this Offering Circular. To illustrate, assuming we have 3,000 investors, the formula would be:

Number of warrants = (3,000 x 100) = 300,000/0.30 x 1.00 = 1,000,000 warrants. The warrants have standard adjustment provisions for stock splits, stock dividends, recapitalizations and similar transactions. Either party may terminate the agreement at any time upon 15 business days prior written notice to the other party, provided, that the Company is not permitted to re-post on a website that competes with Start Engine for a period of 30 days after termination if the Company terminates this offering early without cause and Start Engine is not then in breach of this agreement.

Selling Securityholders

Below is a table of the current beneficial holders of shares of Class A common stock of the Company who will sell to investors in this Offering. In addition, the selling securityholders will have the opportunity to sell a number of shares of such selling securityholder’s shares of Class A common stock described below prior to the Company’s sale of shares of Class A common stock, which may not exceed a number of shares representing 30% of the total amount of shares sold in this offering.

	Shares of Class A common stock Held Prior to Offering(1)		Shares of Class A common stock Offered for Individual Account
	Number	Percent(2)	Number	Percent(1)
Arie Trouw(3)	27,792,463	85.07%	2,8000,000	8.06%
Frownfelters(4)	2,360,117	7.22%	200,000	0.6%
Total(5)(6)

(1)

The shares set forth in this table are shares of the Company’s Class B common stock, but pursuant to the Company’s Certificate of Incorporation any transfer of shares of Class B common stock (except with respect to certain permitted transfers described therein), including any transfer in connection with a selling securityholders’ sale of shares of Class B common stock in this offering, shall cause such shares of Class B common stock to automatically convert into shares of Class A common stock on a 1-for-1 basis.

(2)	Based on a total of 32,670,627 shares of Class B common stock outstanding as of May 31, 2016.
(3)	Arie Trouw is our Chief Executive Officer.
(4)	Mr. and Mrs. Frownfelter are Arie Trouw’s parents.
(5)	The total number of shares sold by selling securityholders in this offering may not exceed a number of shares representing 30% of the total amount of shares offered.
(6)	All shares of Class B common stock held by Mr. and Mrs. Frownfelter will be sold prior to any shares of Class B common stock held by Mr. Trouw are sold.

USE OF PROCEEDS

We estimate that, at a per share price of $1.00, the net proceeds from the sale of the 10,000,000 shares in this offering will be approximately $6,770,000, after deducting the estimated offering expenses of approximately $230,000 and accounting for the shares of Class A common stock that may be sold in this offering by certain selling securityholders as discussed below.

The principal purposes of this offering are for general corporate purposes, including working capital and to facilitate our future access to the public equity markets. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” for additional information regarding the use of our working capital.

Certain selling securityholders in this offering, including our Chief Executive Officer, Arie Trouw, may be entitled to receive up to 30% of the aggregate net proceeds resulting from the sale of shares of Class A common stock in this offering. For more information about Mr. Trouw’s equity holdings in the Company, including his and other selling securityholders’ intention to sell certain shares of Class A common stock in this offering, please see the section entitled, “Plan of Distribution and Selling Securityholders.”

We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. However, we have no present commitments or agreements to enter into any acquisitions or make any such investments.

Our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of such net proceeds. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

Accordingly, we expect to use net proceeds of $6,770,000 as follows:

	Amount(1)	Percentage
Prototype building and testing	$270,800	4.0%
Engineering design and development	$1,083,200	16.0%
Advertising	$2,708,000	40.0%
Inventory	$1,354,000	20.0%
Working capital (2)	$1,354,000	20.0%
TOTAL	$6,770,000	100%

(1)

This table assumes that the Company and certain selling securityholders sell an aggregate of 10,000,000 shares of Class A common stock in this offering, of which such selling securityholders are entitled to receive up to 30% of the aggregate net proceeds from this offering. For more information about the selling securityholders’ intention to sell certain shares of Class A common stock in this offering, please see the section entitled, “Plan of Distribution and Selling Securityholders.”

(2)

A portion of working capital will be used for officers’ salaries. For more information about salaries that we currently pay and expect to pay to our officers, please see the section entitled, “Compensation of Directors and Executive Officers.”

The foregoing information is only an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved from one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing securities.

BUSINESS

Our Business

We build Findable™ products that consist of a combination of mobile apps and a Bluetooth Finder (a small electronic device that broadcasts and receives data through the Bluetooth 4.0 protocol) that leverage the Internet of Things (networked/connected devices that communicate with servers on the Internet either directly or through a nearby host such as a smartphone) to make real-world items “findable” through electronic and/or mobile means. To accomplish this, the user either attaches one of our devices to a mundane item or buys a product that comes pre-enabled with the XY technology and then associates it with a registered account established via our smartphone app, the XY Find It App (as further discussed below).

We focus on both design and technology and strive to make our products superior to our competition. We believe our design is superior because we offer over 8 different color schemes and a low profile aesthetic. In addition, we believe our technology is superior because we use proprietary firmware functionality that, based on our estimates, allows for better ranging and in/out of range and an iBeacon-based communication system rather than a BLE connection system, which saves battery on a user’s smartphone and improves performance when the app in not running or in the background. Based on our review and analysis of our competitors’ products as of May 31, 2016, the below chart provides a comparison of our XY3 with the Title and Trackr Bravo.

	XY3	Tile	Trackr Bravo
Colors	8 colors	1 color*	4 colors*

Last known location	x	x	x

Beep to find	x	x	x

Out of range notifications	x		x

Button | Ring Your Phone	x	x	x

Community lost & found	x	x	x

Replaceable battery	x		x

Low battery notifications	x

Low energy Bluetooth	x	x	x

Sharing your item finder	x

Sharing Limit	No Limit	1	n/a

Devices Limit	No Limit	Unknown	iOS: 10 Android: 1-10

Size	1.46 x 1.26 x 0.32 inches	1.46 x 1.46 x 0.21 inches	1.22 in. (diameter) x 0.14 in.

Weight	0.16 ounces	0.3 ounces	0.12 ounces

Battery	CR2032 (240 mAh)	CR2032 (240 mAh)	CR1616 (55 mAh)

Battery Life	1 year (replaceable)	1 year (replaceable)	1 year (replaceable)

Range	up to 150 ft.	up to 100 ft.	up to 100 ft.

Warranty	2 years	1 year	1 year

*Custom adhesive stickers are available at an additional cost.

XY markets itself as “The Findables Company”. In 2016, we broadened our approach from using Bluetooth 4 finders to other technologies such as GPS, cellular and NFC and also expanded to additional form factors to provide solutions to accommodate our customers’ “Findables” needs and price point. For a more detailed discussion of the various price points of XY products, please see the section below entitled “Sales and Marketing.”

XY1/XY2/XY3 Bluetooth Finders

Our XY Bluetooth Finder line, which includes XY1, XY2 and XY3, has been the mainstay of our company for the last two years.

We “Kickstarted” XY1 in 2014, raising $182,000 through Kickstarter’s online platform and then continued to innovate with XY2 and now XY3. Kickstarter is a crowdfunding website in which people who contribute money to Kickstarter projects are offered tangible rewards in exchange for their pledges. Usually the rewards are a discounted or exclusive version of the product that is being developed. In a Kickstarter campaign, companies are prohibited from offering equity in exchange for funds. For more information please visit www.kickstarter.com.

As of April 2016, we have sold nearly 225,000 XY Beacons for revenue of $2,023,000. XY2 currently sells on our website (available at www.xyfindit.com/), Amazon, Brookstone, Sharper Image and various online and physical retailer locations, and we recently launched XY3 in May 2016. XY3 offers several improvements from XY2, including, without limitation, five times louder sound, a multi-function button, a ring your phone from device feature, the ability to initiate IFTTT or other automation functions, and an accelerometer used for battery optimization.

XY Find It App

The XY Find It App is a digital personal loss prevention system that can be operated on iOS and Android. It connects to a user’s XY Bluetooth Finder, XY GPS or other XY Findable product to track personal items such as keys or a backpack, helping users find them if they are lost and alerting users when they are left behind.

To use an XY Beacon, the user attaches the beacon to an item it wants to make “Findable” by fastening the XY Beacon using a key ring or other attachable item and then associates that beacon using the applicable prompts on the XY Find It App. The app then allows the user to see the last known location on a digital map (Google Maps on Android and Apple Maps on iOS), see the distance of the item if it is in broadcast range and also beep the item right from their phone. The approximate broadcast range for XY2 and XY3 is between 50 and 70 meters (unobstructed).

Tile, Trackr, StickNFind, LLC, Bringrr Systems, LLC, and several other companies offer alternative solutions to locating items electronically. Of these, we consider Tile a significant competitor given its level of success in the very fast growing market.

Based on anecdotal data we believe that Tile has the greatest number of users and is the most well-known in the market in which we compete.

XY GPS Finder

Recently, we announced that we will make a material investment in XY GPS Finder. Both the XY GPS Finder and the XY3 Bluetooth finder allow a user to attach the device to an item, which can be digitally integrated to our XY Find it App to prevent permanent loss and assist users in finding items through electronic and mobile means. The XY GPS is larger (~5cm across) and uses GPS and cellular technologies to provide findability for the user. The XY GPS broadcasts a signal periodically (approximately 1 to 10 times per hour) to the nearest available cell tower, which then reports the location of the XY to our servers. In turn, our servers then report the location to the XY smartphone application for each respective user’s use. The cellular service costs the end user approximately $5 per month. We plan to offer a $79.99 version of the device which will come with one free month and a $99.99 version of the device which will ship with 6 free months of service. The primary difference is that the XY GPS does not require a smartphone to be in range to find and record the last known location but rather connects directly to the Internet via cell service to report its location. This is a major advantage for items that either move by themselves (pets, children, etc.) or items that are prone to being stolen.

Sales and Marketing

The MSRP for a single XY2 and XY3 was $29.99 and $24.99, respectively. The MSRP for a package of three XY2s and three XY3s was $59.99 and $49.99, respectively.

In 2015 and 2014, we sold approximately 179,000 and 40,000 XY Beacons, respectively, throughout the world, which generated $1,540,000 and $354,000 in gross revenue.

We have established relationships with various distribution and retail partners and we primarily sell our products directly through a mix of online and physical retail channels, including Fry’s Electronics, Amazon, Target, Brookstone, Sharper Image, Zulily, Birchbox and our own XY website. We also sell to mid-market and specialty retailers, and we reach certain U.S. markets through distributors. In international markets, including Mexico, Denmark, Spain, the United Kingdom and other European countries, we primarily sell through distributors who in turn sell to local retailers. Our international sales currently account for approximately 5%-10% of our overall sales; however, management expects that international sales will eventually climb to 50% of overall sales by December 2017 as we increase our inventory and enter into contracts with warehouses in Europe, Canada, China and Australia.

As of December 31 2015, three customers accounted for 63% of the Company’s outstanding accounts receivable. For the year ended December 31, 2015, Amazon and Brookstone comprised 12% and 30% of the Company’s sales, respectively. There were no accounts receivable and sales concentrations in 2014.

During the six months ended June 30, 2016, the Company’s five largest customers accounted for approximately 55% of its sales during such period, of which the Transportation Security Administration, Amazon, Zulily, NEXCON and Fox & Friends, accounted for 17.5%, 15.1%, 9.0%, 7.2% and 6.1% of such total sales, respectively. In addition, the Company’s direct sales through its website accounted for 12.9% of such total sales. As a result of the Company’s recent sales efforts and trends, management believes that the Company will continue to diversify its sales such that it is not dependent on a few major customers. As of June 30, 2016, four customers accounted for approximately 81% of our outstanding accounts receivable, of which the Transportation Security Administration, Amazon, Fry’s Electronics and Fred Meyer accounted for 50.0%, 13.2%, 11.6% and 6.3% of such total accounts receivable, respectively.

OEM

Currently we use Factory Method to manufacture XY2 and XY3 and both use CSR BLE chips as the main component. XY GPS’s manufacturer is still being negotiated as are the chipsets that will be used for it. We expect the chipsets to be CSR and uBlox and the manufacturer to be either Factory Method or SMK. Factory Method is a manufacturer based in the United States with operations in China and SMK is a manufacturer based in Mexico.

Research and Development

During the fiscal years ended December 31, 2015 and 2014, we spent $414,000 and $382,000, respectively, on engineering, research and development activities.

Employees

As of August 31, 2016, we employed a total of 11 full-time and 8 part-time people. None of our employees are covered by a collective bargaining agreement. Most of the significant engineering work on the XY design has occurred through our prospective suppliers and partners and engineering consultants.

PROPERTIES

Our principal office is located at 1133 Columbia Street #205 San Diego, California 92101, which is the mailing address of our executive offices that we leased for a five year period beginning on January 1, 2014. Our current rent payments are approximately $21,168 per month. In addition, we sublease approximately half of our leased property to local subtenants, but reserve the right to retake possession of such subleased space as we continue to grow and believe that our current space, in addition to the subleased space available for repossession, is sufficient to meet the Company’s future growth and expansion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of our company for the years ended December 31, 2015 and 2014. You should read this discussion together with the consolidated financial statements, related notes and other financial information included in this Offering Circular. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed under Part II, “Risk Factors” and elsewhere in this Offering Circular, and are based upon judgments concerning various factors that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.

General Overview

Originally, we were organized as a limited liability company under the laws of the State of Delaware and on May 27, 2016, we converted to a Delaware corporation. Our business is focused on creating products for consumers to use in their everyday life to help them locate, track and be notified of their belongings’ location. We compete in one of the fastest growing and dynamic industries that exists today - the Internet-of-Things (“IoT”). The Internet has changed many aspects of our lives and the marriage of GPS location devices with Internet and mobile Internet access for easy to use data display is bringing exciting new capabilities to businesses and families.

XY – the Findables Company designs, develops, and sells commercial and consumer wearable Bluetooth and GPS tracking solutions that enhance the way people and things stay connected within our highly mobile society. Our products and services provide data intended to enhance safety, security, connectivity, operational savings, and coordination of mobile assets, as well as enhancing managerial or parental decisions with respect to such mobile assets. Our consumer products are sold under the XY brand and include a downloadable smartphone application that allows users to synchronize the product to mobile devices such as smartphones, tablets and laptop computers. All of our products display user information regarding a device’s location over the past 60 days, including information about longitude, latitude, altitude, heading or direction, and speed. Users can also manage settings within the XY smartphone application to set alerts that will trigger an email, text or push notification alerting the user when their device exceeds a pre-determined parameter such as speed, battery life or ingress/egress of a specific geo-zone.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience, performance metrics and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. We apply the following critical accounting policies in the preparation of our consolidated financial statements.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification 605 – Revenue Recognition, when (a) persuasive evidence of an arrangement exists, (b) the products or services have been provided to the customer, (c) the fee is fixed or determinable and (d) collectability is reasonably assured. In instances where the customer, at its discretion, has the right to reject the product or services prior to final acceptance, revenue is deferred until such acceptance occurs. Revenue from the sales of XY products is recognized upon shipment to website customers and upon delivery to retail stores distributors net of an allowance for estimated returns or the sell-in method. The allowance for sales returns is estimated based on management’s judgment using historical experience and expectation of future conditions. We also have certain contracts with retailers whereby we only recognize sales made directly to end-user customers or the sell-through method.

See Note 2 to our Financial Statements for additional information regarding our critical and significant accounting policies.

Stock-Based/Unit-Based Compensation

We measure our employee stock-based/unit-based compensation expense as of the grant date, based on the estimated fair value of the award, and recognize it as an expense, net of estimated forfeitures, over the requisite service period. We amortize stock-based/unit-based compensation expense on a straight-line basis over the requisite service period for the entire award, which is generally four years; however, certain provisions in our equity incentive plan provide for shorter and longer vesting periods under certain circumstances.

We estimate the fair value of stock options, incentive units, warrants and other equity-based compensation using a Black-Scholes-Merton option pricing model on the date of grant. The Black-Scholes-Merton option pricing model requires the input of subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. See Note 9 to our Consolidated Financial Statements included elsewhere in this Offering Circular for information concerning certain of the specific assumptions we used in applying the Black-Scholes-Merton option pricing model to determine the estimated fair value of our employee unit-based compensation and warrants granted in 2014 and 2015.

To determine the fair value of our common stock underlying option grants our board of directors considered, among other things, input from management and contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2004 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant. The per share common stock value was estimated by allocating the enterprise value using either the option pricing method or a hybrid of the option pricing method and probability-weighted expected return method.

On June 2, 2016, our board of directors approved the grant of options to purchase 1,350,900 shares of the Company’s Class A common stock with an exercise price of $0.44 per share to certain employees of the Company.

On September 6, 2016, our board of directors approved a grant of options to purchase 163,400 shares of the Company’s Class A common stock with an exercise price of $1.00 per share to each of John Arana and Soraya Darabi as compensation in connection with their service as directors of the Company.

Recent Accounting Pronouncements

See Note 2 to our Financial Statements for additional information regarding recently issued accounting pronouncements.

Results of Operations for Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, and for the Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015

Revenues: We generated revenues of approximately $1,540,000 for the year ended December 31, 2015, as compared with approximately $354,000 for the year ended December 31, 2014, an increase of $1,186,000, or 335.0%. Our 2014 revenue was generated through our Kickstarter campaign in May and via direct sales on our web site. In 2015, we began selling the XY2 through retail outlets and other distribution channels, thereby increasing the availability of our products. We generated revenues of approximately $315,000 for the period ended June 30, 2016, as compared with approximately $265,000 for the period ended June 30, 2015, an increase of $50,000, or 19%. The increase is due to increased sales to retail outlets, offset by a reduction in sales via our website and branded sales. Please see the section entitled “Business” for a more detailed discussion regarding our supply and distribution chain.

Cost of sales: Cost of sales was approximately $1,028,000 and $197,000 for the years ended December 31, 2015 and 2014, respectively, representing 66.7% and 55.6% of revenues, respectively, an increase of $831,000. The increase relates to sunk costs pertaining to the retirement of our unsold XY1 product line, discounts and other promotions offered to retailers. Cost of sales was $173,000 and $181,000 for the periods ended June 30, 2016 and 2015, respectively, representing 55.1% and 68.3% of revenues, respectively. The decrease relates to the retirement of our unsold XY1 product in 2015.

Gross Profit: Gross profit for the years ended December 31, 2015 and 2014 was approximately $513,000 and $157,000 respectively, an increase of $356,000. As a percentage of revenues, gross profit decreased from 44.4% to 33.3% from the year ended December 31, 2014 to the year ended December 31, 2015. The decrease was due to our use of retailers and distributors, who pay us less than if we sold the product at full retail price directly on our web-site. Gross profit for the periods ended June 30, 2016 and 2015 was $141,000 and $84,000 respectively, an increase of $57,000. As a percentage of revenues, gross profit increased from 39.8% to 44.9% from the period ended June 30, 2015 to the period ended June 30, 2016.

Research and Development Expenses: Research and development expenses were $414,000 and $382,000 for the years ended December 31, 2015 and 2014, respectively. The 8.4% increase was primarily due to the development of our smartphone app and XY2. Research and development expenses were $268,000 and $165,000 for the periods ended June 30, 2016 and 2015, respectively. The increase was primarily due to the development of our mobile app.

Selling, General and Administrative Expenses: Selling, general and administrative expenses were approximately $1,995,000 and $1,042,000 for the years ended December 31, 2015 and 2014, respectively. The increase of $953,000 was primarily due to the increase in the number of employees which resulted in increased salaries of $396,000 in the aggregate, the increase in our sales expenses of $354,000 and the increase in our advertising of $220,000. Selling and marketing expenses were $513,000 and $355,000 for the period ended June 30, 2016 and 2015, respectively. The increase of $158,000 was primarily due to the increase in our marketing costs for this offering. General and administrative expenses were $720,000 and $450,000 for the periods ended June 30, 2016 and 2015, respectively. The increase of $270,000 was primarily due to the increase in legal fees of $151,000, related primarily to this offering and the conversion from a limited liability company to a corporation, and the increase in employee wages and benefits of $128,000.

Financial Condition, Liquidity and Capital Resources

Our working deficiency was as follows:

	As of December 31, 2015	As of December 31, 2014
Current Assets	$785,000	$238,000
Current Liabilities	(1,461,000)	(286,000)

Net Working Deficiency	$(676,000)	$(48,000)

	As of June 30, 2016	As of June 30, 2015
Current Assets	$810,000	$785,000
Current Liabilities	(464,000)	(1,461,000)

Net Working Capital (Deficiency)	$346,000	$(676,000)

Our principal uses of cash have been primarily to fund operations and increase our inventory levels.

Cash flow from operations: Net cash used by operating activities was approximately $2,055,000 for the year ended December 31, 2015, compared to cash used by operating activities of $981,000 for the year ended December 31, 2014, a year-to-year increase in the cash used by operating activities of $1,074,000. The increase in net cash used by operating activities was primarily driven by the increase in our loss from operations of approximately $706,000, supplying credit terms to our customers in the form of accounts receivable of $293,000 and the increase in our inventory of $217,000. These increases in our uses of cash was partially offset by our ability to fund our operations through increases in accounts payable and accrued liabilities of approximately $258,000, and utilizing previously prepaid inventory of $116,000.

Net cash used by operating activities was $1,257,000 for the period ended June 30, 2016, compared to cash used by operating activities of $1,158,000 for the period ended June 30, 2015, a year to year increase in the cash used by operating activities of $99,000. The increase in net cash used by operating activities was primarily driven by the increase in our net loss of $542,000, offset in part by the net share based compensation expense of $207,000 and the decrease in our accounts receivable of $253,000.

Cash flow used in investing activities: Our investing activities used cash of $5,000 during the year ended December 31, 2015 and $25,000 for the year ended December 31, 2014 as a result of decreasing our property and equipment purchases. Our investing activities used cash of $5,000 during the period ended June 30, 2015 as a result of property and equipment purchases.

Cash flow from financing activities: During the year ended December 31, 2015, financing activities provided us $2,228,000 in cash primarily attributable to loans from Arie Trouw, our Chief Executive Officer, and our line of credit. During the year ended December 31, 2014, our financing activities provided us $1,011,000 in cash primarily from the sale of preferred units and warrants and loans from our Chief Executive Officer. Please see the section entitled “Interest of Management and Others in Certain Transactions” in this Offering Circular for more information about the Company’s financing activities with Mr. Trouw. During the period ended June 30, 2016, financing activities provided us $1,166,000 in cash primarily attributable to loans from our Chief Executive Officer. During the period ended June 30, 2015, our financing activities provided us $1,172,000 in cash primarily from our line of credit with Wells Fargo.

Liquidity: During the years ended December 31, 2015 and 2014, the Company incurred net losses of $2.0 million and $1.3 million, respectively. The Company has incurred net losses to date. These losses have resulted principally from costs incurred in connection with the development and launch of the Company’s products, consulting fees and selling, general and administrative expenses. The Company expects to continue to incur operating losses for the next two years as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through private equity and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. During the six months ended June 30, 2016 and 2015, the Company incurred net losses of $1.4 million and $0.9 million, respectively.

Loans

During the year ended December 31, 2014, we received loans totaling $300,000 from Arie Trouw, our Chief Executive Officer, that were unsecured, earn interest at 8% per annum, and were set to mature at various dates in 2018. During 2015, Mr. Trouw loaned an additional $1,968,000 under the same aforementioned terms and was repaid $600,000. As of December 31, 2015 and 2014, the loan payable balance was $1,668,000 and $300,000, respectively.

In March 2015, we entered into a revolving line of credit with Wells Fargo, which allowed us to borrow up to $1,700,000. The line of credit is secured by the Chief Executive Officer’s personal investment account and accrues interest at 4% per annum. The outstanding balance on this line of credit was $916,000 as of December 31, 2015.

Since December 31, 2015, we borrowed additional funds from our revolving line of credit which, were repaid with proceeds from additional loans from Arie Trouw, our Chief Executive Officer, in the amount of $1,668,000 and $100,000 from another member. These loans have been used to fund the Company’s operations. On May 27, 2016, Mr. Trouw converted $3,460,145, which represents the aggregate amount of unpaid principal and interest outstanding under all of the promissory notes then-held by Mr. Trouw, into 7,957,468 shares of the Company’s Class B common stock. For more information about Mr. Trouw’s equity holdings in the Company, including his intention to sell certain shares of common stock in this offering, please see the section entitled, “Plan of Distribution and Selling Securityholders.”

Off Balance Sheet Arrangements

As of June 30, 2016, December 31, 2015 and 2014, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Commitments

Our executive offices are located at 1133 Columbia Street, Suite 205, San Diego, California, for which we entered into a lease commencing in December 2013 and which expires in June 2019. The lease provided a rent abatement until September, 2014 and required monthly rental payments of $11,906 per month for the remainder of 2014, $20,628 per month in 2015, $21,168 per month in 2016, $21,816 per month in 2017, $22,464 per month in 2018 and $23,112 per month thereafter. Please see the section entitled “Properties” in this Offering Circular for more information about the Company’s currently-leased real property.

Plan of Operations/ Trend Information

We intend to use the proceeds from this offering to launch our XY GPS, expand our products’ presence in other geographic locations, increase our brand awareness and increase the sales force of internal and independent sales agents. We do not anticipate raising additional funds in the next six months after the completion of this offering; however, in the event that the Company receives interest from investors to purchase its equity securities at a higher valuation than currently offered in this offering, the Company reserves the right to raise additional funds at such higher valuation. We will consider obtaining a line of credit with a major financial institution or obtaining debt from related parties in order to maximize our sales and development activities.

The Company expects that we will have to reduce the price of the XY2 inventory after the launch of the XY3. We will attempt to minimize this reduction by increasing our international sales.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors, executive officers and significant employees, and their ages as of May 31, 2016, are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Arie Trouw(1)	Chief Executive Officer	46	June 2012 - Current
	Chief Financial Officer		April 2016 - Current
	Chief Operating Officer		April 2016 - Current
Derrick Ward(2)	Chief Technology Officer	36	January 2016 - Current

Directors:
Arie Trouw(1)	Chairman and Director	46	May 2016 - Present
Soraya Darabi	Director	32	May 2016 - Present
John Arana	Director	34	May 2016 – Present

Significant Employees:
Robert Plaisted	Controller	58	April 2016 - Current

(1)

Since January 2016, Mr. Trouw ceased acting as the Company’s Chief Technology Officer. Prior to the Company’s conversion from a Delaware limited liability company to a Delaware corporation, Mr. Trouw served as the limited liability company’s manager.

(2)

Mr. Ward served as a senior engineer for the Company from February 2014 to December 2015. Since January 2016, Mr. Ward has served as our Chief Technology Officer. Mr. Ward’s employment will terminate on September 30, 2016; however, we anticipate that he will continue to provide services to the Company thereafter as an independent contractor.

Executive Officers

Arie Trouw has served as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chairman of our board of directors since we converted to a Delaware corporation in May 2016 from Ength Degree LLC, a Delaware limited liability company. Prior to such conversion, Mr. Trouw served as the Chief Executive Officer and Manager of Ength Degree LLC since September 2012. Prior to starting the Company, from June 2008 to April 2012, Mr. Trouw served as the Chairman and Chief Executive Officer of Pike Holdings Inc., a software and advertising company. Since April 2012, Mr. Trouw has served as Chairman of Pike Holdings Inc. From 2007 to 2008, Mr. Trouw served as Chief Technology Officer of Tight Line Technologies LLC, a gaming data analytics and automation company. Mr. Trouw received his Bachelor of Science in Computer Science from the New York Institute of Technology. Mr. and Mrs. Frownfelter, who are certain selling securityholders discussed in the section entitled, “Plan of Distribution and Selling Securityholders,” are Arie Trouw’s parents.

Derrick Ward has served as our Chief Technology Officer since January 2016. From February 2014 to December 2015, Mr. Ward served as Senior Engineer. Prior to joining the Company, Mr. Ward served as Software Engineer for Wipit, LLC, a financial services software company, from October 2012 to February 2014. From September 2011 to October 2012, Mr. Ward served as Software Engineer for Seamgen, LLC, a software services company. Mr. Ward served as Software Engineer for ProconGPS, a GPS solutions company, from April 2011 to September 2011. Prior to April 2011, Mr. Ward served as Senior Application Lead of Smartdrive Systems, Inc., a driver risk management company. Mr. Ward received his M.S. in Computer Science from the University of Arkansas and Bachelor of Science in Computer Science from Arkansas Tech. University.

Board of Directors

Our board of directors currently consists of 3 directors. We may appoint additional independent directors to our board of directors in the future, to serve on committees or for other purposes.

Arie Trouw serves as Chairman of the board of directors. For more information about Mr. Trouw, please see the section above entitled, “Directors, Executive Officers and Significant Employees – Executive Officers.”

Soraya Darabi has served as a member of the board of directors of the Company since May 2016. Since January 2012, Ms. Darabi has served as Co-Founder of ZADY, a New York-based e-commerce brand that provides customers with information about the conscious consumer movement and the option to purchase beautifully-constructed goods on its website. Prior to co-founding ZADY, from October 2009 to January 2012 Ms. Darabi served as Co-Founder of Foodspotting, a community-driven food dish discovery smartphone application that allows individuals to find, share and recommend food dishes. Foodspotting was acquired by Open Table in 2013. Ms. Darabi received her Bachelor of Arts in English and Art History from Georgetown University in 2005.

John Arana has served as a member of the board of directors of the Company since May 2016. Since August 2015, Mr. Arana has served as founder of ThreeTap LLC, a mobile game company. Prior to August 2015, from September 2009 to May 2015, Mr. Arana served as CTO of Sterkly LLC, a software and advertising company and former subsidiary of Pike Holdings Inc. Mr. Arana has also served on the board of Web Deals Interactive LLC, Homepage Apps LLC and BitBox LLC. Mr. Arana is an autodidact in software engineering, business management, and game design.

Committees of the Board of Directors

We currently have not established any committees of the board of directors, including without limitation an audit committee, compensation committee and a nominating and governance committee. Until such committees are established, matters otherwise addressed by such committees will be acted upon by the board of directors in accordance with our Certificate of Incorporation and Bylaws, as amended from time to time.

Significant Employees

Robert Plaisted has served as our Controller since joining the Company in April 2016. Prior to joining us in April 2016, from October 2010 to August 2015. Mr. Plaisted served as Controller for Sterkly LLC, a software and advertising company and former subsidiary of Pike Holdings Inc. Prior to October 2010, Mr. Plaisted worked in the real estate industry, most recently from March 2005 to October 2010 as Vice President, Controller for Equastone LLC, a real estate investment company. Mr. Plaisted is a Certified Public Accountant and received his Bachelor of Science in Accounting and Masters of Business Administration in Finance from San Diego State University.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of our two highest paid persons who were executive officers or directors during our last completed fiscal year. No other persons who were executive officers or directors of the Company received annual compensation during our last completed fiscal year.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(1)	Total compensation ($)
Derrick Ward	Chief Technology Officer	$95,666	$124,000	$219,666
Arie Trouw	Chief Executive Officer; Chief Financial Officer; Chief Operating Officer	$11,667	$—	$11,667

(1)	Values were computed using Black-Scholes-Merton value of $0.0764 per profits interest unit. These profit interests units typically vest 1/4th after 12 months of employment and 1/36th thereafter.

We may increase salaries and provide other employment benefits to our executive officers in the near future in amounts to be determined by our board of directors, when the Company has sufficient funds. Our directors and executive officers are also reimbursed for their business expenses. We expect to pay employee compensation in the form of salary, bonus and benefits to other executive officers who may be hired during the fiscal year ending December 31, 2016, in amounts to be determined. We do not expect to hire any new executive officers during the current fiscal year.

Compensation of Directors

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. On September 6, 2016, our board of directors approved a grant of options to purchase 163,400 shares of the Company’s Class A common stock with an exercise price per share of $1.00 to directors John Arana and Soraya Darabi.

Future Compensation

Cash compensation paid to the three individuals listed in the table above for 2016 is as follows:

Name	Capacities in which compensation was received	Cash compensation ($)
Derrick Ward	Chief Technology Officer	$120,000
Arie Trouw	Chief Executive Officer; Chief Financial Officer; Chief Operating Officer	$80,000

Notwithstanding the above, if we successfully sell at least 5,000,000 shares in connection with this offering, we expect to pay our executive officers consistent with market salaries for similarly situated and capitalized companies which may be higher than as set forth above, in all events as to be determined by our board of directors from time to time.

Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future.

2016 Equity Incentive Plan

On June 2, 2016, the board of directors and Stockholders of the Company approved the 2016 Equity Incentive Plan pursuant to which stock options and awards may be authorized and granted to our executive officers, directors, employees and key consultants. We authorized approximately 5% of our issued and outstanding common stock for future issuance under a 2016 Equity Incentive Plan. The issuance of stock options or other equity securities may be utilized by the Company in the future to attract and retain one or more new key senior executives to manage and facilitate our growth.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of May 31, 2016, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

	Class A common stock (2)				Class B common stock (2)			Total percent of Class A and Class B common stock as-converted (7)
Name and address of beneficial owner (1)	Amount of nature of beneficial ownership	Amount of nature of beneficial ownership		Percent of class (5)	Amount of nature of beneficial ownership	Amount of nature of beneficial ownership	Percent of class (6)
Arie Trouw	—	—		—	27,792,463	—	85.07%	85.07%
Derrick Ward	—	231,500	(3)	13.80%	136,052	—	0.42%	1.12%
Soraya Darabi	—	163,400	(4)	9.74%	68,113	—	0.21%	0.71%
John Arana	—	163,400	(4)	9.74%	—	—	—	0.50%
All directors and officers as a group (4 persons)	—	558,300		33.28%	27,996,628	—	85.69%	85.93%

(1)	The address of those listed is c/o Chief Executive Officer, 1133 Columbia St. #205, San Diego, CA 92101.
(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3)

Represents options to purchase shares of the Company’s Class A common stock, 70,971 of which are fully vested, 50,693 of which continue to vest in equal monthly installments until February 19, 2018, and 109,836 of which vest as to 41,188 on December 1, 2017, with the remainder of such 109,836 options vesting in equal monthly installments over the 30 months following December 1, 2017.

(4)	Represents options to purchase shares of the Company’s Class A common stock, 1/4th of which vests on June 2, 2017, with the remainder vesting 1/36th per month thereafter.
(5)

Based on 1,677,700 shares of Class A common stock outstanding, assuming the exercise in full of all outstanding options to purchase shares of the Company’s Class A common stock as of the date hereof. Does not include the number of shares of Class A common stock issued in connection with this offering or shares of Class A common stock issuable upon exercise of certain outstanding warrants held by StartEngine.

(6)	Based on 32,670,627 shares of Class B common stock outstanding as of May 31, 2016.
(7)

Based on the number of shares of Class A common stock outstanding as of the date hereof assuming the conversion of all of the outstanding shares of the Company’s Class B common stock set forth in Note 6 above to shares of the Company’s Class A common stock on a 1-for-1 basis as of the date hereof and the exercise of options held by the applicable beneficial owner to purchase shares of the Company’s Class A common stock.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On October 2, 2014, the Company entered into that certain Credit Agreement with Arie Trouw (the “Loan”) pursuant to which Mr. Trouw made a series of advances represented by promissory notes, each bearing interest at 8% per annum and matching in 2019. On May 27, 2016, Mr. Trouw converted $3,460,145, which represents the aggregate amount of unpaid principal and interest outstanding under all of the promissory notes then-held by Mr. Trouw, into 7,957,468 shares of the Company’s Class B common stock. For more information about Mr. Trouw’s equity holdings in the Company, including his intention to sell certain shares of Class B common stock in this offering, please see the section entitled, “Plan of Distribution and Selling Securityholders.”

On April 28, 2014, Craig and Suzanna Frownfelter, who are Arie Trouw’s parents, exercised a warrant to purchase 5,263,158 Class A Preferred Units of Ength Degree LLC (the Company’s predecessor) at an aggregate exercise price of $100,000. On June 2, 2016, the Frownfelters purchased 454,545 shares of the Company’s Class B common stock at a per share purchase price of $0.44 for an aggregate purchase price of $200,000. On August 12, 2016, Craig and Susanna Frownfelter purchased a promissory note in the aggregate principal amount of $150,000 and a warrant to purchase 150,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00, all pursuant to the terms and conditions of a note and warrant purchase agreement dated August 12, 2016.

Between July 2013 and March 2014, Arie Trouw exercised various warrants to purchase an aggregate of 15,789,474 Class A Preferred Units of Ength Degree LLC (the Company’s predecessor) at an aggregate exercise price of $831,024.

On May 27, 2016, the Company converted from a Delaware limited liability company to a Delaware corporation pursuant to a plan of conversion, in which all of the outstanding units converted into 32,216,082 shares of Class B common stock.

SECURITIES BEING OFFERED

Our authorized capital stock consists of 60,000,000 shares of Class A common stock, $0.0001 par value per share, 40,000,000 shares of Class B common stock, $0.0001 par value per share and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes what we believe to be the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you.

The following is a summary of the rights of our capital stock as provided in our Certificate of Incorporation and Bylaws. For more detailed information, please see our Certificate of Incorporation and Bylaws, which have been filed as Exhibits 2.1 and 2.2, respectively, to the offering statement of which this Offering Circular is a part.

Common Stock

As of May 31, 2016, there were 32,670,627 shares of our Class B common stock outstanding, held by 20 stockholders of record. No shares of our Class A common stock will be outstanding prior to the effective date of this Offering Circular. Assuming all 10,000,000 shares of Class A common stock are sold in this offering, there will be 10,000,000 shares of our Class A common stock outstanding, as well as outstanding options to purchase 1,677,700 shares of our Class A common stock.

Dividends. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock shall be entitled to share equally in any dividends that our board of directors may determine to issue from time to time. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Voting Rights. Holders of our Class A common stock and Class B common stock have identical rights, except that holders of our Class A common stock are entitled to 1 vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to 10 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Cumulative voting for the election of directors is not provided for in our Certificate of Incorporation that will be in effect upon the closing of this offering, which means that the holders of a majority of the votes represented by our shares can elect all of the directors then standing for election.

Liquidation Rights. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably based on the number of shares then-held by holders of our Class A and Class B common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Preemptive, Redemption and Other Rights. Neither our Class A common stock nor our Class B common stock is entitled to preemptive or redemption rights. There are no sinking fund provisions applicable to the common stock.

Conversion Rights. Our Class A common stock is not convertible into any other shares of our capital stock. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for estate planning, intercompany and other similar transfers. Each share of our Class B common stock will convert into one share of Class A common stock if such conversion is approved by the holders of a majority of the then-outstanding shares of Class B common stock. Once converted into Class A common stock, the Class B common stock may not be reissued. No class of our common stock may be subdivided or combined unless the other class of our common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Drag-Along Rights. Upon the written approval of the holders of shares representing at least 51% of the voting power represented by capital stock of the Company, any holder of shares of Class A common stock and Class B common stock shall vote their shares in favor of (a) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company and (b) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any equity acquisition, reorganization, merger or consolidation but excluding any sale of equity for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent).

Fully paid and nonassessable. All outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. In particular, our dual class common stock structure will concentrate ownership of our voting stock in the hands of our founders, board members and employees. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Dual Class Structure. As discussed above, our Class B common stock has 10 votes per share, while Class A common stock, which is the class of stock we are selling in this offering, has 1 vote per share. Assuming all 10,000,000 shares of Class A common stock are sold in this offering, more than 90% of our Class B common stock will be controlled by our founders, executive officers and employees, representing approximately 97% of the voting power of our outstanding capital stock. Because of our dual class structure, our founders, executives and employees will continue to be able to control all matters submitted to our stockholders for approval even if they come to own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Board of directors vacancies. Our Certificate of Incorporation and Bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 30,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Our Bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the stockholders. However, our Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Delaware Anti-Takeover Statute. After this offering, we may become subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

• prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

• upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

• on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Choice of forum. Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees; any action asserting a claim against the Company arising pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. There are several pending lawsuits challenging the validity of choice of forum provisions in other companies’ organizational documents. It is possible that a court could rule that such a provision is inapplicable or unenforceable.

Transfer Agent and Registrar

FundAmerica Stock Transfer, LLC, is the transfer agent and registrar for our common stock. Notices to FundAmerica Stock Transfer, LLC may be given electronically at transferagent@fundamerica.com.

Ength Degree, LLC

Financial Statements and

Independent Auditors’ Report

December 31, 2015 and 2014

Ength Degree, LLC

Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Members

Ength Degree, LLC

San Diego, California

We have audited the accompanying financial statements of Ength Degree, LLC (the “Company”), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ength Degree, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Uncertainty Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, during the years ended December 31, 2015 and 2014, the Company incurred net losses of $2.0 million and $1.3 million, respectively. Future working capital requirements are dependent on the Company’s ability to achieve and maintain profitable operations, and to continue its present short-term financing or obtain alternative financing as required. It is not possible to predict the outcome of future operations or whether the necessary alternative financing may be arranged, if needed. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ PKF
San Diego, California	PKF
May 2, 2016	Certified Public Accountants
A Professional Corporation

Ength Degree, LLC

Balance Sheets

December 31, 2015 and 2014

	2015	2014

ASSETS

Current assets:
Cash	$205,300	$37,544
Accounts receivable	292,591	-
Inventory	234,672	17,410
Prepaid expenses and other assets	52,200	182,658

Total current assets	784,763	237,612

Non-current assets:
Property and equipment	54,023	64,198
Other assets	33,465	18,662

Total non-current assets	87,488	82,860

Total assets	$872,251	$320,472

LIABILITIES AND MEMBERS’ DEFICIT

Current liabilities:
Accounts payable and accrued expenses	$538,674	$280,823
Line of credit	915,702	-
Capital leases, current portion	6,423	5,329

Total current liabilities	1,460,799	286,152

Long-term liabilities:
Capital leases, net of current portion	336	6,759
Deferred rent	117,437	150,415
Note payable	15,000	15,000
Member notes payable	1,668,096	300,000

Total long-term liabilities	1,800,869	472,174

Total liabilities	3,261,668	758,326

Commitments and contingencies (Notes 5-8)

Members’ deficit	(2,389,417)	(437,854)

Total liabilities and members’ deficit	$872,251	$320,472

See independent auditors’ report and notes to the financial statements.

Ength Degree, LLC

Statements of Operations

For the years ended December 31, 2015 and 2014

	2015	2014

Sales	$1,540,334	$354,321
Cost of sales	(1,027,628)	(196,882)

Gross profit	512,706	157,439

Operating expenses:
Research and development	413,675	382,462
Selling, general and administrative	1,995,357	1,042,378

Total operating expenses	2,409,032	1,424,840

Loss from operations	(1,896,326)	(1,267,401)

Interest and other income (expense)
Interest expense	(78,318)	(1,144)

Total interest and other income (expense)	(78,318)	(1,144)

Net loss	$(1,974,644)	$(1,268,545)

See independent auditors’ report and notes to the financial statements.

Ength Degree, LLC

Statements of Changes in Members’ Equity/(Deficit)

For the years ended December 31, 2015 and 2014

	Class A		Members’ Equity/(Deficit)
	Preferred Units	Common Units

Balance at December 31, 2013	25,788,438	100,000,000	$75,345
Sale of preferred units	21,052,632	-	400,000
Exercise of warrants	15,789,474	-	300,000
Unit based compensation	-	-	55,346
Net loss	-	-	(1,268,545)

Balance at December 31, 2014	62,630,544	100,000,000	(437,854)
Member distribution	-	-	(50,000)
Unit based compensation	-	-	73,081
Net loss	-	-	(1,974,644)

Balance at December 31, 2015	62,630,544	100,000,000	$(2,389,417)

See independent auditors’ report and notes to the financial statements.

Ength Degree, LLC

Statements of Cash Flows

For the years ended December 31, 2015 and 2014

	2015	2014

Cash flows from operating activities:
Net loss	$(1,974,644)	$(1,268,545)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	15,609	13,423
Unit based compensation expense	73,081	55,346
Deferred rent	(32,978)	150,415
Change in operating assets and liabilities:
Accounts receivable	(292,591)	-
Inventory	(217,262)	(17,410)
Prepaid expenses and other assets	115,655	(181,658)
Accounts payable and accrued liabilities	257,851	267,629

Cash used in operating activities	(2,055,279)	(980,800)

Cash flows from investing activities:
Purchase of property and equipment	(5,434)	(25,399)

Cash used in investing activities	(5,434)	(25,399)

Cash flows from financing activities:
Net change in line of credit	915,702	-
Proceeds from note payable	-	15,000
Proceeds from sale of preferred units	-	400,000
Proceeds from exercise of warrants	-	300,000
Member distributions	(50,000)	-
Proceeds from member notes payable	1,968,096	300,000
Repayment of member notes payable	(600,000)	-
Payments on capital leases	(5,329)	(4,339)

Cash provided by financing activities	2,228,469	1,010,661

Net increase in cash	167,756	4,462
Cash at beginning of year	37,544	33,082

Cash at end of year	$205,300	$37,544

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$12,538	$-

Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital lease	$-	$5,499

See independent auditors’ report and notes to the financial statements.

Ength Degree, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

Note 1 – Description of Business

On May 27, 2016, Ength Degree LLC, a Delaware limited liability company, converted to XY – the Findables Company, a Delaware corporation, pursuant to applicable conversion statutes of the Delaware General Corporation Law. As a result, our Consolidated Financial Statements covering the years ended December 31, 2014 and 2015, respectively, refer to certain equity interests in the Company’s predecessor, a limited liability company, including references to units and profits interest units. On May 27, 2016, the outstanding membership interests in Ength Degree LLC converted into shares of the Company’s Class B common stock.

The Company designs and develops products that use mobile devices to enable users to locate their personal items. The Company’s products are sold under the XY and Webble brands and include a mobile application (“app”) through a hosted platform based model that allows the customer to synchronize the product to its mobile device using Bluethooth technology. Members are personally liable for certain liabilities of the Company.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires the Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, fair value of member unit awards and warrants issued, and evaluating long-lived assets for impairment. Actual results may differ from these estimates and these differences may be material.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers – The Company has one primary vendor that supplied approximately 100% of its products for each of the years ended December 31, 2015 and 2014. As of December 31 2015, three customers accounted for 63% of the Company’s outstanding accounts receivable. For the year ended December 31, 2015, Amazon and Brookstone comprised 12% and 30% of the Company’s sales, respectively. There were no accounts receivable and sales concentrations in 2014.

Accounts Receivable – The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivable. At December 31, 2015 and 2014, there was no allowance for doubtful accounts as management believes all accounts receivable are fully collectible. For the years ended December 31, 2015 and 2014, the Company had no bad debt expense.

Ength Degree, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

Note 2 – Summary of Significant Accounting Policies (continued)

Prepaid expenses and other assets – The Company at times prepays for its inventory. These pre-payments are included as prepaid expenses and other assets on the accompanying balance sheets and amounted to $51,865 and $124,205 as of December 31, 2015 and 2014, respectively.

Inventory – Inventory is stated at the lower of cost, determined on a weighted average basis, or market value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. At December 31, 2015 and 2014, there were no reserves for slow moving or obsolete inventory.

Property and Equipment – The Company states its property and equipment at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the respective assets. The depreciation and amortization periods for the Company’s property and equipment are as follows:

Office and equipment	Five years
Furniture and fixtures	Seven years

Deferred Rent – The Company amortizes its operating lease for its building using the straight-line method. Based on this straight-line method, the Company has accrued deferred rents in the amount of $150,415 and $176,913 at December 31, 2015 and 2014, respectively, for which the current portion is included in accounts payable and accrued expenses in the accompanying balance sheets.

Revenue Recognition – Revenue is recognized when all significant contractual obligations, which involve the shipment of the products sold and reasonable assurance as to the collectability of the resulting account receivable have been satisfied. Returns are permitted primarily due to damaged or unsalable items. Revenue is shown after deductions for prompt payment, volume discounts and returns. The Company participates in various promotional activities in conjunction with its retailers and distributors, primarily through the use of trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons. These incentive costs are recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. The allowances for sales returns are established based on the Company’s estimate of the amounts necessary to settle future and existing obligations for such items on products sold as of the balance sheet date. The Company regularly reviews and revises, when deemed necessary, its estimates of sales returns based primarily upon the historical rate of actual product returns, planned product discontinuances, new product launches and estimates of customer inventory and promotional sales. The Company records deferred revenue when cash is received or goods are shipped in advance of the revenue recognition criteria being met and where the customer, at its discretion, has the right to reject the product or services prior to final acceptance.

Sales Tax – Sales tax collected from customers and remitted to various government agencies is on a net basis (excluded from sales) in the statements of operations.

Ength Degree, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

Note 2 – Summary of Significant Accounting Policies (continued)

Shipping and Handling Fees – The shipping and handling fees billed to customers are recorded as sales. The cost of shipping and handling fees are recorded as a component of cost of sales.

Cost of sales – Cost of sales includes the cost of product, packaging, inbound freight and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control and warehousing are classified as selling, general and administrative expenses.

At times the Company provides free products to its customers. These free products are accounted for in accordance with Accounting Standards Codification (“ASC”) 605-50 Revenue Recognition-Customer Payments and Incentives and the cost of the product is recognized in cost of sales.

Warranty Costs – The Company specifically warrants its products for one year, free of defects in materials and workmanship. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold.

Research and Development Costs – The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Advertising Costs – The Company advertises through catalogs, trade shows and the internet. The costs are expensed as incurred. Advertising costs for the years ended December 31, 2015 and 2014 were $373,088 and $152,979, respectively.

Programming, Hosting and Technology Expense – Programming, hosting and technology expense includes salary and stock-based compensation for engineers and developers, data center, domain name and other hosting expenses and software licensing fees and various other technology related expenses. These costs are currently not material and included in selling, general and administrative expenses.

Software Development Costs – The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company has adopted the “tested working model” approach to establishing technological feasibility for its products. Under this approach, the Company does not consider a product in development to have passed the technological feasibility milestone until the Company has completed a model of the application that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of the application; thus, the Company has expensed all software development costs as incurred.

Ength Degree, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

Note 2 – Summary of Significant Accounting Policies (continued)

Internal Use Software – The Company recognizes internal use software development costs in accordance with ASC 350-40, Intangibles-Goodwill and Other-Internal Use Software (“ASC 350-40”). Thus, the Company capitalizes software development costs, including costs incurred to purchase third-party software, beginning when it determines certain factors are present including, among others, that technology exists to achieve the performance requirements and/or buy versus internal development decisions have been made. The Company has not capitalized any internal use software costs to-date. The estimated useful life of costs capitalized will generally be three years.

Unit Based Compensation – The Company accounts for unit based compensation arrangements through the measurement and recognition of compensation expense for all unit based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes-Merton option valuation model to estimate the fair value of warrants and profit units at the date of grant. The Black-Scholes-Merton option valuation model requires the input of subjective assumptions to calculate the value of warrants and profit units. The Company uses comparable company data among other information to estimate the expected price volatility and the expected forfeiture rate.

Income Taxes – The Company is not a tax paying entity for Federal income tax purposes. All taxable income is reported to the individual members and reported on their respective individual income tax returns. Therefore, no provision of liability for Federal income taxes has been recorded in the financial statements.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2015 and 2014, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in selling, general and administrative expenses. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities.

Going Concern – During the years ended December 31, 2015 and 2014, the Company incurred net losses of $2.0 million and $1.3 million, respectively. The Company has incurred net losses to date. These losses have resulted principally from costs incurred in connection with development and launch of its products, consulting fees and selling, general and administrative expenses. The Company expects to continue to incur operating losses for the next two years as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through private equity and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ength Degree, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

Note 2 – Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. ASU 2014-09 will become effective for the Company beginning January 1, 2017 and early adoption is not permitted. The Company is currently evaluating the potential impact of ASU 2014-09 on the Company’s financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 will explicitly require management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-15.

In July 2015, the FASB issued ASU 2015-11, Inventory: Simplifying the Measurement of Inventory (“ASU 2015-11”), which requires inventory to be measured using any method other than last-in, first out or the retail inventory method to be subsequently measured at the lower of cost or net realizable value, rather than at the lower of cost or market value. ASU 2015-11 is effective for annual reporting periods beginning after December 15, 2016 and for interim periods within such annual period. Early application is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (“ASU 2016-09”), which involves multiple aspects of the accounting for share-based transactions, including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements.

Subsequent Events – Management has evaluated subsequent events related to the historical financial statements through May 2, 2016, the date which the financial statements were available to be issued. See Note 10 for discussion of significant subsequent events.

Ength Degree, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

Note 3 – Property and Equipment

Property and equipment consisted of the following at December 31, 2015 and 2014:

	2015	2014

Office equipment	$52,048	$46,614
Furniture and fixtures	38,222	38,222
	90,270	84,836
Accumulated depreciation	(36,247)	(20,638)

	$54,023	$64,198

Depreciation expense was $15,609 and $13,423 for the years ended December 31,2015 and 2014, respectively.

Note 4 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31, 2015 and 2014:

	2015	2014

Accounts payable	$63,947	$-
Deferred rent	32,978	26,498
Credit card liabilities	146,499	204,061
Payroll and benefits	133,162	18,894
Other	162,088	31,370

	$538,674	$280,823

Note 5 – Commitments and Contingencies

The Company leases office space under a lease agreement which expires June 30, 2019. Future minimum lease payments are as follows for the years ended:

Years ending December 31,	Amount

2016	$254,016
2017	261,792
2018	269,568
2019	138,672

Total	$924,048

The Company has two sub-leases with tenants that are for one-year terms, each expiring December 31, 2016. Rents of $2,000 and $1,500 per month are netted with the Company’s own rent expense. Rent expense was $167,588 and $169,541, for the years ended December 31, 2015 and 2014, respectively.

Ength Degree, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

Note 6 – Line of Credit

In March 2015, the Company entered into a Revolving Credit (the “Line”) with a financial institution with an initial amount not to exceed approximately $1,700,000. This line of credit is limited and secured by a member’s personal investment account and could fluctuate throughout each year. Interest accrues daily on the outstanding principal amount under the Line at a rate equal to 4.00%. As of December 31, 2015, the Company had $915,702 outstanding under the Line.

Note 7 – Note Payable

On August 6, 2014, the Company entered into a $15,000 unsecured promissory note with an individual. The note has a term of 4 years, bears interest at 8% per annum and is convertible into Class A Preferred units at maturity date or if triggering events, such as a capitalization, change of control or other events, as defined occur. The balance of this note at December 31, 2015 and 2014 was $15,000.

Note 8 – Member Notes Payable

In 2014, the Company entered into several separate unsecured note agreements with one of its members totaling $300,000 and were to mature at various dates in 2018. The notes bear interest at 8% per annum. At December 31, 2014 the member note payable amounted to $300,000.

In 2015, the Company entered into several separate unsecured note agreements with one of its member’s totaling $1,968,096 and mature at various dates in 2019. The notes bear interest at 8% per annum. In 2015, $600,000 of the 2014 and 2015 notes were repaid. At December 31, 2015 the member note payable amounted to $1,668,096.

As of December 31, 2015 and 2014, the balance of accrued interest payable to the member for these loans was $28,382 and $0, respectively.

Note 9 – Members’ Equity/(Deficit)

Member Units – The Company is authorized to issue two (2) classes of Units: class A preferred limited liability company interests (the “Class A Preferred Units’) and class A common limited liability company interests (the “Class A Common Units”). Each class of Units is equal in all respects and has the same rights, terms, conditions and obligations a set within the LLC Agreement. The Company is authorized to issue up to 350,000,000 Units in the aggregate: (i) 100,000,000 Class A Preferred Units, and (ii) 250,000,000 Class A Common Units.

Ength Degree, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

Note 9 – Members’ Equity/(Deficit) (continued)

2012 Equity Plan – In November 2012, the Company adopted the 2012 Equity Plan (the “2012 Plan”). The 2012 Plan initially authorized an aggregate of 47,800,000, later increased to 150,000,000 units, of the Company’s Common A Units for awards of “Profit Interests” (under IRS Revenue Procedure 93-27, IRS Revenue Procedure 2001-43, and IRS Notice 2005-43), (herein “Incentive Units”) to the Company’s employees, managers, officers, and consultants. At the time the units are granted, the Incentive Units will not give the holder a share of the proceeds if the Company’s assets were sold at fair market value and the proceeds of such disposition were distributed in complete liquidation of the Company immediately after the date of grant, but will give the holder a right to share in the appreciation in the value of the Company from the date of receipt forward, as specifically provided in the amended and restated limited liability company agreement of the Company, as amended from time to time. The 2012 Plan will terminate ten years subsequent to approval and adoption, or November 24, 2022.

Each Incentive Unit grant agreement shall specify the Profits Interest threshold amount which is the estimated value of each unit at the date of grant. All Incentive Units were granted with a participation threshold equal to the estimated fair value of the Company on the date of grant. Because there has been no public market for the Incentive Units, the Company’s Board of Directors has determined the fair value of the Company’s Incentive Units based on an analysis of relevant metrics. Each Incentive Unit grant agreement shall specify the date or milestone(s) when all or any installment of Incentive Units is to become vested. Any unvested units will be forfeited back to the Company.

Total unit based compensation expense recognized for the time-based Incentive Units granted under the 2012 Equity Plan was $73,081 for the year ended December 31, 2015. No unit based compensation expense was recognized for the year ended December 31, 2014. These amounts are included in selling, general and administrative expenses in the statements of operations.

The following table shows the activity of Incentive Units issued and cancelled during the years ended December 31, 2015 and 2014:

Balance at December 31, 2013	48,192,783
Issuance of Incentive Units	36,767,167
Cancelation of Incentive Units	(3,604,501)

Balance at December 31, 2014	81,355,449
Issuance of Incentive Units	23,050,000
Cancelation of Incentive Units	(25,427,083)

Balance at December 31, 2015	78,978,366

The weighted-average grant-date fair value of each of the Incentive Units granted for the year ended December 31, 2015 and 2014 was $0.10 and $0.016 per unit. The assumptions used by the Company for calculating the fair value of the Incentive Units using the Black-Scholes-Merton valuation model were: (i) Volatility 71%; (ii) Risk-Free Interest Rate of 0.15%; and Expected Term of 1 to 2 years. As of December 31, 2015, approximately $831,000 of unrecognized compensation expense related to the Company’s Incentive Units is expected to be recognized over a weighted average period of 1.5 years. The Incentive Units do not have contractual lives.

Ength Degree, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

Note 9 – Members’ Equity/(Deficit) (continued)

Warrants – Warrants are valued at fair value using the Black-Scholes options pricing model that takes into account the estimated fair value of the member units at the grant date, the exercise price, the expected life of the warrants, the expected dividend yield, the risk-free interest rate, and the estimated volatility over the expected life of the warrants.

There is no active external or internal market for the Company’s member units. Thus, it is not possible to calculate the historical volatility of the Company’s member unit price. Accordingly, the Company used the historical volatility of a peer group of public companies which are in the industry in which the Company operates.

The estimated fair value of the warrants at the grant date is based on management’s estimates. Management’s estimate of the expected life of the warrant is based on the contractual term. The dividend yield is based on management’s expectations that the Company will not pay dividends. The risk-free interest rate is based on the effective interest rates for U.S. Treasury zero coupon strips with maturities which approximate the expected life of the options. Volatility is based on management’s estimate determined by a peer group of publicly traded companies

The following table presents details of the assumptions used to calculate the grant date fair value of warrants granted by the Company in 2014:

2014
Price per unit	$0.016
Exercise price per unit	$0.019
Expected volatility	71.1%
Risk-free interest rate	0.15%
Dividend yield	0.00%

In 2013 and 2014, the Company issued 21,052,632 and 16,315,790 warrants, respectively, to two of its members with an exercise price of $0.019 per unit and a one year life. During 2013 and 2014, the members exercised 5,263,158 and 15,789,474 warrants, respectively. Compensation expense recognized for warrants was $0 and $55,346 for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015, there was no unrecognized compensation cost related to unvested warrants. At December 31, 2015, there were no warrants issued and outstanding.

Note 10 – Subsequent Events

In 2016, the Company borrowed approximately an additional $1.8 million from its members for operation and to pay down the line of credit.

From January through April 2016, the Company issued 1,050,000 Incentive Units to various employees. The Company has not performed a valuation of these units as of the date of this report.

XY – the Findables Company

Financial Statements

(Unaudited)

XY – the Findables Company

Balance Sheets

(Unaudited)

	June 30, 2016	December 31, 2015
Assets

Current assets:
Cash	$113,712	$205,300
Accounts receivable	109,958	292,591
Inventory	413,919	234,672
Prepaid expenses and other assets	172,429	52,200

Total current assets	810,018	784,763
Non-current assets:
Property and equipment, net	46,078	54,023
Other assets	48,152	33,465

Total non-current assets	94,230	87,488

Total assets	$904,248	$872,251

Liabilities and shareholders’ equity/members’ deficit

Current liabilities:
Accounts payable and accrued expenses	$368,990	$426,321
Line of credit	-	915,702
Capital leases, current portion	3,349	6,423
Deferred rent, current portion	36,866	32,978
Other current liabilities	54,311	79,375

Total current liabilities	463,516	1,460,799
Long-term liabilities:
Capital leases, net of current portion	-	336
Deferred rent, net of current portion	97,060	117,437
Note payable	-	15,000
Member notes payable	-	1,668,096

Total long-term liabilities	97,060	1,800,869

Total liabilities	560,576	3,261,668
Commitments and contingencies (see Note 5)
Shareholders’ equity/members’ deficit
Common stock	3,267	-
Additional paid-in capital	4,154,143	-
Retained earnings	(3,813,738)	-
Member’s deficit	-	(2,389,417)

Total shareholders’ equity/member’s deficit	343,672	(2,389,417)

Total liabilities and shareholders’ equity/members’ deficit	$904,248	$872,251

XY – the Findables Company

Statements of Operations

For the six months ended June 30, 2016 and 2015

(Unaudited)

	2016	2015

Sales	$314,722	$265,130
Cost of sales	(173,370)	(181,003)

Gross profit	141,352	84,127

Operating expenses:
Research and development	268,458	165,060
Sales and marketing	513,078	355,009
General and administrative	720,442	449,721

Total operating expenses	1,501,978	969,790

Loss from operations	(1,360,626)	(885,663)

Interest expense	(88,383)	(21,718)
Other income	27,061	27,007

Net loss	$(1,421,948)	$(880,374)

XY – the Findables Company

Statements of Changes in Members’ Deficit and Shareholders’ Equity

For the six months ended June 30, 2016

(Unaudited)

	Common stock		Additional
	Shares	Amount	paid-in capital	Retained earnings	Member’s deficit	Total

Balance at December 31, 2015	-	$-	$-	$-	$(2,389,417)	$(2,389,417)

Reorganization from an LLC to a Corporation	23,729,018	2,373		(2,391,790)	2,389,417	-

Share based compensation			277,002			277,002

Conversion of notes payable	8,487,064	849	3,677,186			3,678,035

Shares issued	454,545	45	199,955			200,000

Shares forfeited	(10,475)	-				-

Net loss				(1,421,948)		(1,421,948)

Balance at June 30, 2016	32,660,152	$3,267	$4,154,143	$(3,813,738)	$-	$343,672

XY – the Findables Company

Statements of Cash Flows

For the six months ended June 30, 2016 and 2015

(Unaudited)

	2016	2015
Cash flows from operating activities:

Net loss	$(1,421,948)	$(880,374)
Adjustments:

Depreciation and amortization	7,945	7,667

Share based compensation expense	277,002	69,897

Deferred rent	(16,489)	13,249

Bad debt expense	1,073	-

Interest expense	110,203	-
Changes in operating assets and liabilities:

Accounts receivable	181,560	(70,612)

Inventory	(179,247)	(151,263)

Prepaid expense	(120,229)	(174,987)

Other assets	(14,687)	-

Accounts payable	(57,331)	6,945

Other liabilities	(25,064)	21,181

Net cash used in operating activities	(1,257,212)	(1,158,297)

Cash flows from investing activities:

Purchase of property and equipment	-	(5,433)

Net cash used in investing activities	-	(5,433)

Cash flows from financing activities:

Proceeds from member notes payable	1,884,736	250,000

Repayment of member notes payable	-	(550,000)

Member distributions	-	(50,000)
Proceeds from common stock offering	200,000	-

Net change in line of credit	(915,702)	1,525,000

Payments on capital leases	(3,410)	(3,401)

Net cash provided by financing activities	1,165,624	1,171,599

Net increase (decrease) in cash	(91,588)	7,869

Cash at beginning of period	205,300	37,544

Cash at end of period	$113,712	$45,413

Supplemental disclosures of cash flow information:

Interest paid	$6,563	$11,311

Taxes paid	$2,827	$1,071
Supplemental disclosures of noncash financing activities:

Conversion of notes payable to common stock	$3,678,035	$-

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2016

Note 1 – Description of Business

XY – the Findables Company (the “Company”) is a corporation organized under the laws of the State of Delaware. On May 26, 2016, the Company changed its name from Ength Degree LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statues of the Delaware General Corporation Law. The Company was originally formed in June 2012. The Company designs and develops products that use mobile devices to enable users to locate their personal items. The Company’s products are sold under the XY and Webble brands and include a mobile application (“app”) through a hosted platform base model that allows the customer to synchronize the product to their mobile device using Bluetooth technology.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, fair value of member unit awards and warrants issued, and evaluating long-lived assets for impairment. Actual results may differ from these estimates and these differences may be material.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers – The Company has one primary vendor that supplied approximately 100% of its products for the year ended December 31, 2015 and each of the six months ended June 30, 2016 and June 30, 2015. For each of the six months ended June 30, 2016 and year ended December 31, 2015, three customers accounted for 75% of the Company’s outstanding accounts receivable and three customers accounted for 63% of the Company’s outstanding accounts receivable, respectively. For each of the six months ended June 30, 2016 and year ended December 31, 2015, three customers accounted for 46% of the Company’s sales and three customers accounted for 35% of the Company’s sales, respectively.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2016

Note 2 – Summary of Significant Accounting Policies (continued)

Accounts Receivable – The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivable. At June 30, 2016 and December 31, 2015, there was no allowance for doubtful accounts as management believes all accounts receivable are fully collectible. For the six months ended June 30, 2016 and year ended December 31, 2015, the Company had bad debt expense of $1,073 and $0, respectively.

Prepaid expenses and other assets – The Company at times prepays for its inventory. These pre-payments are included as prepaid expenses on the accompanying balance sheets and amounted to $172,429 and $51,865 as of June 30, 2016 and December 31, 2015, respectively.

Inventory – Inventory is stated at the lower of cost, determined on a weighted average basis, or market and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. At June 30, 2016 and December 31, 2015, there were no reserves for slow moving or obsolete inventory.

Property and Equipment – The Company states its property and equipment at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the respective assets. The depreciation and amortization periods for the Company’s property and equipment are as follows:

Office and equipment	Five years
Furniture and fixtures	Seven years

Deferred Rent – The Company amortizes its operating lease for its building using the straight-line method. Based on this straight-line method, the Company has accrued deferred rents in the amount of $133,926 and $150,415 at June 30, 2016 and December 31, 2015, respectively.

Revenue Recognition – Revenue is recognized when all significant contractual obligations, which involve the shipment of the products sold and reasonable assurance as to the collectability of the resulting account receivable have been satisfied. Returns are permitted primarily due to damaged or unsalable items. Revenue is shown after deductions for prompt payment, volume discounts and returns. The Company participates in various promotional activities in conjunction with its retailers and distributors, primarily through the use of trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons. These incentive costs are recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. The allowances for sales returns are established based on the Company’s estimate of the amounts necessary to settle future and existing obligations for such items on products sold as of the balance sheet date. The Company regularly reviews and revises, when deemed necessary, its estimates of sales returns based primarily upon the historical rate of actual product returns, planned product discontinuances, new product launches and estimates of customer inventory and promotional sales. The Company records deferred revenue when cash is received or goods are shipped in advance of the revenue recognition criteria being met and where the customer, at its discretion, has the right to reject the product or services prior to final acceptance.

Sales Tax – Sales tax collected from customers and remitted to various government agencies is on a net basis (excluded from sales) in the statements of operations.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2016

Note 2 – Summary of Significant Accounting Policies (continued)

Shipping and Handling Fees – The shipping and handling fees billed to customers are recorded as sales. The cost of shipping and handling fees are recorded as a component of cost of sales.

Cost of sales – Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as selling, general and administrative expenses.

At times the Company provides free products to its customers. These free products are accounted for in accordance with Accounting Standards Codification (“ASC”) 605-50 Revenue Recognition-Customer Payments and Incentives and the cost of the product is recognized in cost of sales.

Warranty Costs – The Company specifically warrants its products for two years, free of defects in materials and workmanship. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold.

Research and Development Costs – The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Advertising Costs – The Company advertises through catalogs, trade shows, and the internet. The costs are expensed as incurred. Advertising costs for the six months ended June 30, 2016 and 2015 were $71,549 and $126,266, respectively.

Programming, Hosting and Technology Expense – Programming, hosting and technology expense includes salary and stock-based compensation for engineers and developers, data center, domain name and other hosting expenses and software licensing fees and various other technology related expenses. These costs are currently not material and included in general and administrative expenses.

Software Development Costs – The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company has adopted the “tested working model” approach to establishing technological feasibility for its products. Under this approach, the Company does not consider a product in development to have passed the technological feasibility milestone until the Company has completed a model of the application that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of the application; thus, the Company has expensed all software development costs as incurred.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2016

Note 2 – Summary of Significant Accounting Policies (continued)

Internal Use Software – The Company recognizes internal use software development costs in accordance with ASC 350-40, Intangibles-Goodwill and Other-Internal Use Software (“ASC 350-40”). Thus, the Company capitalizes software development costs, including costs incurred to purchase third-party software, beginning when it determines certain factors are present including, among others, that technology exists to achieve the performance requirements and/or buy versus internal development decisions have been made. The Company has not capitalized any internal use software costs to-date. The estimated useful life of costs capitalized will generally be three years.

Share and Unit Based Compensation – The Company accounts for share and unit based compensation arrangements through the measurement and recognition of compensation expense for all options and unit based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of warrants and profit units at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants, options, and profit units. The Company uses comparable company data among other information to estimate the expected price volatility and the expected forfeiture rate.

Income Taxes – The Company became a tax paying entity for Federal income tax purposes on May 26, 2016. All taxable income prior to that was reported to the individual members and reported on their respective individual income tax returns. Once the Company became a corporation for tax purposes, income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not that the position will be sustained upon examination by the tax authorities. As of June 30, 2016, December 31, 2015 and June 30, 2015, management determined that the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements under applicable law or regulation. The Company recognizes interests and penalties related to uncertain tax positions in selling, general and administrative expenses. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2016

Note 2 – Summary of Significant Accounting Policies (continued)

Going Concern – During the six months ended June 30, 2016 and 2015, the Company incurred net losses of $1.4 million and $0.9 million, respectively. The Company has incurred net losses to date. These losses have resulted principally from costs incurred in connection with development and launch of its product, consulting fees, selling and marketing, and general and administrative expenses. The Company expects to continue to incur operating losses for the next two years as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through this offering, private equity and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. ASU 2014-09 will become effective for the Company beginning January 1, 2017 and early adoption is not permitted. The Company is currently evaluating the potential impact of ASU 2014-09 on the Company’s financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 will explicitly require management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-15.

In July 2015, the FASB issued ASU 2015-11, Inventory: Simplifying the Measurement of Inventory (“ASU 2015-11”), which requires inventory to be measured using any method other than last-in, first out or the retail inventory method to be subsequently measured at the lower of cost or net realizable value, rather than at the lower of cost or market. ASU 2015-11 is effective for annual reporting periods beginning after December 15, 2016 and for interim periods within such annual period. Early application is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2016

Note 2 – Summary of Significant Accounting Policies (continued)

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (“ASU 2016-09”), which involve multiple aspects of the accounting for share-based transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements.

Subsequent Events – Management has evaluated subsequent events related to the historical financial statements through September 9, 2016, the date which the financial statements were available to be issued. See Note 10 for discussion of significant subsequent events.

Note 3 – Property and Equipment

Property and equipment consisted of the following at June 30, 2016 and December 31, 2015:

	2016	2015

Office equipment	$ 52,048	$ 52,048
Furniture and fixtures	38,222	38,222

	90,270	90,270
Accumulated depreciation	(44,192)	(36,247)

	$ 46,078	$ 54,023

Depreciation expense was $7,945 and $7,667 for the periods ended June 30, 2016 and 2015, respectively.

Note 4 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at June 30, 2016 and December 31, 2015:

	2016	2015

Accounts payable	$ 201,440	$ 63,947
Credit card liabilities	63,507	146,499
Payroll and benefits	25,014	133,162
Other	79,029	82,713

	$ 368,990	$ 426,321

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2016

Note 5 – Commitments and Contingencies

The Company leases office space under a lease agreement. Future minimum lease payments are as follows for the years ended:

Periods ending June 30,	Amount

2017	$ 257,904
2018	265,680
2019	273,456

Total	$ 797,040

The Company subleases approximately half of our leased property to local subtenants, but reserves the right to retake possession of such subleased space. Rent collected on these sub-leases is recorded as other income. Rent expense was $110,509 and $110,519, for the periods ended June 30, 2016 and 2015, respectively.

Note 6 – Line of Credit

In March 2015, the Company entered into a Revolving Credit (the “Line”) with Wells Fargo with an initial amount not to exceed approximately $1,700,000. This line of credit is limited and secured by the personal investment account of the Company’s Chief Executive Officer and could fluctuate throughout each year. Interest accrues daily on the outstanding principal amount under the Line at a rate equal to 4.00%. As of June 30, 2016 and December 31, 2015, the Company had $0 and $915,702 outstanding under the Line, respectively.

Note 7 – Note Payable

On August 6, 2014, the Company issued a $15,000 unsecured promissory note with an individual. The note has a term of 4 years, bears interest at 8% per annum and is convertible into Class A Preferred units at maturity date or if triggering events, such as a capitalization, change of control or other events (as defined in the note). The balance of this note at December 31, 2015 was $15,000. On May 27, 2016, the principal amount outstanding on the note and accrued interest of $17,223 was converted to 68,113 shares of Class B common stock.

Note 8 – Member Notes Payable

In 2014, the Company entered into several separate unsecured note agreements with Arie Trouw, the Company’s Chief Executive Officer, totaling $300,000 that were to mature at various dates in 2018. In 2015, the Company entered into several separate unsecured note agreements with Mr. Trouw totaling $1,968,096 that mature at various dates in 2019. In 2016, the Company entered into several separate unsecured note agreements with Mr. Trouw and Craig and Susanna Frownfelter totaling $1,884,736 that mature at various dates in 2020. These notes bear interest at 8% per annum.

As of December 31, 2015, $600,000 of the 2014 and 2015 notes were repaid and the aggregate amount outstanding on the notes was $1,668,096.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2016

Note 8 – Member Notes Payable (continued)

On May 27, 2016 the members converted the principal amount outstanding on the notes and accrued interest of $3,660,812 into 8,418,951 shares of Class B common stock.

As of June 30, 2016 and December 31, 2015, the aggregate interest outstanding on these notes was $0 and $28,382, respectively.

Note 9 – Shareholders’ Equity/ Members’ Deficit

Shareholder’ Equity – The Company converted from a Limited Liability Company to a C-Corporation on May 26, 2016. The Company has authority to issue 130,000,000 shares, consisting of 60,000,000 shares of Class A common stock, $0.0001 par value per share, 40,000,000 shares of Class B common stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A common stock and Class B common stock have identical rights, including liquidation preferences, except that the holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share on all matters submitted to the stockholder vote.

Any outstanding units were converted into shares of Class B common stock on a pro rata basis, determined using the fair market value thereof. The vesting terms of any unvested units carried over to the shares of common stock into which they converted. As of June 30, 2016, the following shares of stock were issued and outstanding:

Class A common stock	0
Class B common stock	32,660,152

32,660,152

Options - In June, 2016, the Company approved the 2016 Equity Incentive Plan and authorized the issuance of 3,025,900 Class A common stock options and awards that may be granted to directors, employees and consultants. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The following table summarizes the stock option activity during the six months ended June 30, 2016:

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2016

Note 9 – Shareholders’ Equity/ Members’ Deficit (continued)

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)
Outstanding - December 31, 2015	-
Granted	1,350,900	$0.44	9.92
Forfeited	(30,666)	0.44	-

Outstanding - June 30, 2016	1,320,234	0.44	9.92

Total exercisable	588,435	0.44	9.92
Total unvested	731,799	0.44	9.92

Total vested or expected to vest	1,320,234	0.44	9.92

The following table summarizes unvested stock options as of June 30, 2016:

	Number of Shares	Weighted Average Fair Value Per Share on Grant Date
Unvested stock options - December 31, 2015	-
Granted	762,465	$0.44
Vested	-
Forfeited	(30,666)	0.44

Outstanding - June 30, 2016	731,799	0.44

Total share based compensation related to the issuance of common stock and stock options for the six months ended June 30, 2016 was $277,002. As of June 30, 2016, approximately $329,000 of unrecognized compensation expense related to the Company’s stock and stock options is expected to be recognized over a weighted average period of 2.0 years.

The assumptions used by the Company for calculating the fair value of the stock options using the Black-Scholes valuation model were: (i) Volatility 71%; (ii) Risk-Free Interest Rate of 0.15%; and (iii) Expected Term of 2 years.

Member Units – The Company was authorized to issue two classes of Units: class A preferred limited liability company interests (the “Class A Preferred Units”) and class A common limited liability company interests (the “Class A Common Units”). Each class of Units was equal in all respects and had the same rights, terms, conditions and obligations as set forth in the Company’s limited liability company agreement. The Company was authorized to issue up to 350,000,000 Units in the aggregate: (i) 100,000,000 Class A Preferred Units, and (ii) 250,000,000 Class A Common Units. All of the Company’s Units have been cancelled as the result of the conversion into a C-Corporation.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2016

Note 9 – Shareholders’ Equity/ Members’ Deficit (continued)

2012 Equity Plan – In November 2012, the Company adopted the 2012 Equity Plan (the “2012 Plan”). The 2012 Plan initially authorized an aggregate of 47,800,000, later increased to 150,000,000 units, of the Company’s Class A Common Units for awards of “Profit Interests” (under IRS Revenue Procedure 93-27, IRS Revenue Procedure 2001-43, and IRS Notice 2005-43), (herein “Incentive Units”) to the Company’s employees, managers, officers, and consultants. At the time the Units were granted, the Incentive Units would not give the holder a share of the proceeds if the Company’s assets were sold at fair market value and the proceeds of such disposition were distributed in complete liquidation of the Company immediately after the date of grant, but gave the holder a right to share in the appreciation in the value of the Company from the date of receipt forward, as specifically provided in the Company’s limited liability company agreement. The 2012 Plan will terminate ten years subsequent to its approval and adoption, or November 24, 2022.

Each Incentive Unit grant specified the amount that would be distributed to outstanding Units before any distributions on such Incentive Unit (a “Profits Interest Threshold Amount”). The Profits Interest Threshold Amount for each Incentive Unit was set at the amount that would be distributed to the outstanding Units on the date of grant if the Company was liquidated on such date and the assets sold at fair market value. Because there has been no public market for the Incentive Units, the Company’s Board of Directors determined the fair value of the Company’s Incentive Units based on an analysis of relevant metrics. Each Incentive Unit grant agreement specified the date or milestone(s) when all or any installment of Incentive Units would vest. Any unvested Units were forfeited back to the Company. Upon termination of services, the Company had the option to repurchase all of the vested Units from the holder for a price equal to the purchase price paid.

Total unit based compensation expense recognized for the time-based Incentive Units granted under the 2012 Equity Plan was $69,897 for the period ended June 30, 2015.

The following table shows the activity of Incentive Units issued and cancelled during the period ended June 30, 2016:

Balance at December 31, 2014	81,355,449
Issuance of incentive units	23,050,000
Cancelation of incentive units	(25,427,083)

Balance at December 31, 2015	78,978,366
Issuance of incentive units	1,050,000
Cancelation of incentive units	(5,368,748)
Converted to Class B common stock	(74,659,618)

Balance at June 30, 2016	-

The weighted-average grant-date fair value of each of the Incentive Units granted for the period ended June 30, 2015 was $0.10 per Unit. The assumptions used by the Company for calculating the fair value of the Incentive Units using the Black-Scholes valuation model were: (i) Volatility 71%; (ii) Risk-Free Interest Rate of 0.15%; and (iii) Expected Term of 1 to 2 years.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2016

Note 10 – Subsequent Events

In August 2016, Craig and Susanna Frownfelter, Company shareholders, purchased a promissory note in the aggregate principal amount of $150,000 and a warrant to purchase 150,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00.

In September 2016, the Company’s Board of Directors approved a grant of options to purchase 163,400 shares of the Company’s Class A common stock with an exercise price of $1.00 per share to two board members for compensation in connection with their service as directors of the Company.

EXHIBIT INDEX

Exhibit Number	Description

2.1+	Certificate of Incorporation of the Company, as currently in effect

2.2+	Bylaws of the Company, as currently in effect

4.1	Form of Subscription Agreement

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016

6.1+	2016 Equity Incentive Plan

6.2+	Posting Agreement by and between the Company and Start Engine dated February 24, 2016

6.3	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016

6.4	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016

11.1	Consent of PKF APC

12.1	Opinion of Stradling Yocca Carlson & Rauth, P.C.

13.1+	Testing the Waters materials

+	Previously filed as an exhibit to the initial Preliminary Offering Circular on June 17, 2016.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 20, 2016.

XY, INC.

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 1-A offering statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw Arie Trouw	Chief Executive Officer and Director	September 20, 2016

/s/ Arie Trouw Arie Trouw	Chief Financial Officer	September 20, 2016

/s/ Soraya Darabi Soraya Darabi	Director	September 20, 2016

/s/ John Arana John Arana	Director	September 20, 2016